Exhibit d

Province of Saskatchewan

Current Description

November 2005

[MAP OMITTED]

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 10, 2005, the noon buying rate in New York City for Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1.1876 = 1.00 United States dollar (“U.S. $”).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs and receipts from the federal government for corporate and personal income taxes. During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2000	2001	2002	2003	2004	2005*
High	70.00	66.95	66.18	77.38	84.93	86.13
Low	64.13	62.42	61.99	63.50	71.59	78.72
Source: Bank of Canada - noon rate.
* First ten month only.

i

PROVINCE OF SASKATCHEWAN

Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 32 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2005, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$33,765	$33,222	$34,498	$36,821	$40,462	4.6%
Farm Cash Receipts	$5,723	$6,491	$6,462	$5,814	$5,944	1.0
Mineral Sales	$8,659	$7,531	$8,292	$8,898	$10,381	4.6
Manufacturing Shipments	$7,116	$7,380	$7,613	$7,890	$9,611	7.8
Exports	$24,002	$23,877	$24,001	$24,219	$27,498	3.5
Personal Income	$23,159	$23,613	$24,120	$24,898	$26,434	3.4
Population at July 1 (Thousands)	1,008	1,000	996	995	994	(0.3)
Unemployment Rate	5.1%	5.8%	5.7%	5.6%	5.3%	n.a.
Change in Consumer Price Index [1]	2.6%	3.1%	2.7%	2.3%	2.2%	n.a.

[1] 1992 = (100)
n.a. = not applicable

	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005	Estimate 2006
	(Millions)
Government Finances - General Revenue Fund[1]
Budgetary surplus (deficit)[2]	$58	$1	$1	$1	$383	$0
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	14	17	10	4	2	2
Amortization of Capital Assets	0	0	0	0	104	142
Loss (gain) on loans and investments	(1)	0	2	80	2	1
Net change in non-cash operating activities	(102)	(127)	114	104	231	(87)
Earnings retained in sinking funds	(36)	(35)	(51)	(47)	(43)	(43)
Adjustment to accumulated deficit	0	0	0	(46)	(6)	0
Capital Activities
Cash (used for) Acquisition of capital assets	0	0	0	0	(150)	(194)
Investing Activities
Cash provided by (used for) investing activities	125	(62)	(7)	(220)	(167)	(236)
Cash Provided (Required)	$58	$(206)	$69	$(124)	$356	$(415)
[1]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 19 for an explanation of the change to the expense basis of presentation.
[2]	For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2005, under “General Revenue Fund Supplementary Financial Information,” commencing on page 32.

ii

	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005
	(Millions)
Debt - General Revenue Fund
Gross Debt	$11,761	$12,087	$12,334	$12,591	$12,073
Less: Equity in Sinking Funds	(877)	(917)	(886)	(947)	(944)
Guaranteed Debt	312	261	184	113	56
Total General Revenue Fund Debt	$11,196	$11,431	$11,632	$11,757	$11,185

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (“Saskatchewan” or the “Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 994,126 on July 1, 2005, compared with approximately 994,300 on July 1, 2004 and 1,009,521 on July 1, 1994. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 198,627 on July 1, 2004, and Saskatoon, with a population of approximately 233,961 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics
Population	Area
994,126 (July 1, 2005)	Land:
° 570,700 square kilometres
Major Urban Centres	(220,350 square miles)
Regina	Fresh Water:
° Capital of Saskatchewan	° 81,630 square kilometres
° 198,627 (July 1, 2004)	(31,520 square miles)
Saskatoon	Total:
° Centre for Saskatchewan's	° 652,330 square kilometres
resource-based and advanced	(251,870 square miles)
technology industries	Farm Land:
° 233,961 (July 1, 2004)	° 268,655 square kilometres
(103,730 square miles)
Population Density	Cultivated Farm Land:
1 person per 0.66 square	° 202,470 square kilometres
kilometre (0.25 per square mile)	(78,170 square miles)
Commercial Forests:
Mean Temperatures Range (Regina)	° 126,300 square kilometres
January -11 to -22 degrees Celsius	(48,760 square miles)
July 26 to 12 degrees Celsius

Mean Precipitation (Regina)
January 15 millimetres
July 59 millimetres
Year 364 millimetres
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the “Constitution”) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 5, 2003, and resulted in a majority for the New Democratic Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 14, 2005 was as follows: New Democratic Party, 30 seats and Saskatchewan Party, 28 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 3.9 percent in 2004 largely due to higher crop production. Canada’s real Gross Domestic Product (“GDP”) increased by 2.9 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled decreased by 7.0 per cent and the value of oil sales increased by 17.2 per cent in 2004 because of stronger oil prices. The value of potash sales rose by 32.8 per cent in the same year. The value of natural gas sales increased by 5.6 per cent as a result of strong natural gas prices in 2004 while the number of gas wells drilled declined by 16.3 per cent in 2004.

        Manufacturing is the second largest sector of Saskatchewan’s goods-producing industries. In 2004, Saskatchewan’s manufacturing shipments increased by 21.8 per cent, the strongest growth in Canada.

        Agriculture is the third largest sector among Saskatchewan’s goods-producing industries. Saskatchewan farmers harvested 26.2 million tones of the major grains and oilseeds in 2004, about 20.2 per cent more than the harvest in 2003.

        Saskatchewan farm cash receipts amounted to $5.9 billion in 2004, up 2.2 per cent from 2003. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to negative $54 million largely reflecting higher fuel costs.

        Retail sales increased by 4.1 per cent and wholesale trade increased 0.9 per cent in the same year. New vehicle sales, however went down by 5.6 per cent in 2004.

        Saskatchewan’s employment level increased by 1.0 per cent or 4,700 jobs in 2004. In Canada, employment increased by 1.8 per cent or 284,600 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 5.3 per cent in 2004. The national unemployment rate averaged 7.2 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 2.2 per cent in 2004 compared to Canada’s inflation rate of 1.8 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2004.

Summary of Economic Indicators
	Calendar Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$33,765	$33,222	$34,498	$36,821	$40,462	4.6%
Annual Rate of Change	9.4%	(1.6)%	3.8%	6.7%	9.9%	n.a.
Per Capita	$33,505	$33,218	$34,641	$37,023	$40,694	5.0%
Chained 1997 Prices (Millions)	$31,048	$30,511	$30,611	$32,113	$33,357	1.8%
Annual Rate of Change	3.4%	(1.7)%	0.3%	4.9%	3.9%	n.a.
Per Capita	$30,809	$30,507	$30,738	$32,290	$33,548	2.2%

Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,076,577	$1,108,048	$1,154,204	$1,216,191	$1,290,185	4.6%
Annual Rate of Change	9.6%	2.9%	4.2%	5.4%	6.1%	n.a.
Per Capita	$35,080	$35,719	$36,790	$38,403	$40,351	3.6%
Chained 1997 Prices (Millions)	$1,020,488	$1,038,702	$1,070,789	$1,092,388	$1,124,428	2.5%
Annual Rate of Change	5.2%	1.8%	3.1%	2.0%	2.9%	n.a.
Per Capita	$33,253	$33,484	$34,131	$34,494	$35,167	1.4%

Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	2.6%	3.1%	2.7%	2.3%	2.2%	n.a.
Canada	2.7%	2.5%	2.2%	2.8%	1.8%	n.a.

Population (July 1)(Thousands)
Saskatchewan	1,008	1,000	996	995	994	(0.5)%
Canada	30,689	31,021	31,373	31,669	31,974	1.0%

Unemployment Rate
Saskatchewan	5.1%	5.8%	5.7%	5.6%	5.3%	n.a.
Canada	6.8%	7.2%	7.7%	7.6%	7.2%	n.a.

[1] 1992 = (100)
n.a. = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 1997 dollars increased at a compound average annual rate of 1.8 per cent in the period from 2000 to 2004. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 4.6 per cent in the same period. In 2004, Saskatchewan’s real GDP increased by 3.9 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 1997 dollars for the five years ended December 31, 2004.

Gross Domestic Product
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$17,896	$18,602	$19,502	$20,367	$21,105	4.2%
Government Expenditure on Goods
and Services	6,679	7,041	7,373	7,824	8,226	5.3%
Gross Fixed Capital Formation	7,288	7,324	6,979	7,484	7,796	1.7%
Value of Physical Change in Inventories:
Non-Farm	8	(112)	212	234	289	n.a.
Farm Inventories and Grain in
Commercial Channels	213	(761)	(692)	607	777	n.a.
Exports of Goods and Services	24,002	23,877	24,001	24,219	27,498	3.5%
Less: Imports of Goods and Services	22,387	22,801	23,038	23,763	25,359	3.2%
Residual Error and Adjustment	66	53	161	(152)	129	n.a.
Total	$33,765	$33,222	$34,498	$36,821	$40,462	4.6%
Gross Domestic Product
Chained 1997 Dollars
Personal Expenditure on Goods
and Services	$17,012	$17,304	$17,684	$18,112	$18,449	2.0%
Government Expenditure on Goods
and Services	6,170	6,420	6,511	6,737	6,881	2.8%
Gross Fixed Capital Formation	7,012	6,934	6,481	7,070	7,263	0.9%
Value of Physical Change in Inventories:
Non-Farm	(60)	(202)	139	155	219	n.a.
Farm Inventories and Grain in
Commercial Channels	395	(774)	(140)	1,337	1,196	n.a.
Exports of Goods and Services	21,202	21,467	20,511	20,742	22,510	1.5%
Less: Imports of Goods and Services	20,787	20,842	20,829	21,838	23,294	2.9%
Residual Error and Adjustment	61	49	144	(133)	107	n.a.
Total	$31,048	$30,511	$30,611	$32,113	$33,357	1.8%
n.a. = not applicable
Note: Components may not add due to rounding
Source: Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 1.7 per cent over the period from 2000 to 2004. Investment in public administration increased by 11.7 per cent; commercial services 10.9 per cent; and utilities 9.5 per cent. Investment in transportation and warehousing decreased by 21.5 per cent during the period.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2004.

Gross Fixed Capital Formation
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Agriculture[1]	$802	$908	$636	$750	$746	(1.8)%
Mining[2]	2,060	1,839	1,545	2,065	2,456	4.5
Construction	91	90	93	75	78	(3.8)
Manufacturing	507	411	623	712	285	(13.4)
Transportation & Warehousing	669	362	414	266	254	(21.5)
Information and Cultural Services	227	212	232	154	176	(6.2)
Utilities	303	577	433	405	435	9.5
Retail and Wholesale Trade	282	340	304	309	306	2.1
Finance and Insurance[3]	1,505	1,471	1,584	1,754	1,911	6.2
Commercial Services	140	198	203	229	212	10.9
Institutions	307	399	384	342	321	1.1
Public Administration	395	518	530	422	615	11.7
Total	$7,288	$7,325	$6,981	$7,483	$7,795	1.7%
[1] Includes forestry, fishing, trapping and hunting.
[2] Includes oil, potash, uranium, natural gas and other minerals.
[3] Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Grains, crude oil, manufactured goods and potash are Saskatchewan’s principal exports, accounting for 10.0 per cent, 21.1 per cent, 15.1 per cent and 7.9 per cent, respectively, of total exports in 2004. For the five years ended December 31, 2004, total exports increased by an average of 3.5 per cent per year while imports increased by an average of 3.2 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2004.

Trade with the Rest of Canada and Abroad
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Exports
Grain	$2,962	$3,662	$3,126	$2,655	$2,763	(1.7)%
Crude Oil	5,255	3,989	4,864	5,055	5,803	2.5
Potash	1,744	1,622	1,718	1,632	2,167	5.6
Manufactured Goods to the
Rest of Canada	2,867	3,282	3,231	3,568	4,141	9.6
Other	11,174	11,321	11,063	11,311	12,624	3.1
Total Exports	$24,002	$23,877	$24,001	$24,219	$27,498	3.5%

Imports
Crude Oil	$770	$715	$795	$847	$1,134	10.1%
Manufactured Goods from the
Rest of Canada	4,887	5,421	5,221	5,651	5,908	4.9
Other	16,730	16,665	17,022	17,265	18,317	2.3
Total Imports	$22,387	$22,801	$23,038	$23,763	$25,359	3.2%
Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2004. The national unemployment rate stood at 7.2 per cent in 2004, while Saskatchewan’s unemployment rate was 5.3 per cent in the same year.

        In the first ten months of 2005, Saskatchewan’s seasonally adjusted unemployment rate has averaged 5.0 per cent, compared to the national average unemployment rate of 6.8 per cent over the same period.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2004.

Labour Force Statistics
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	499	489	497	504	507	0.4%
Canada	15,842	16,111	16,580	16,954	17,183	2.1%

Employed
Saskatchewan	474	461	468	475	480	0.3%
Canada	14,759	14,947	15,308	15,665	15,950	2.0%

Unemployed
Saskatchewan	26	28	28	28	27	1.3%
Canada	1,084	1,164	1,272	1,289	1,234	3.3%

Unemployment Rate
Saskatchewan	5.1%	5.8%	5.7%	5.6%	5.3%	n.a.
Canada	6.8%	7.2%	7.7%	7.6%	7.2%	n.a.

Participation Rate
Saskatchewan	66.8%	65.7%	66.9%	67.8%	68.0%	n.a.
Canada	65.8%	65.9%	66.9%	67.5%	67.6%	n.a.
n.a. = not applicable
Source: Statistics Canada

        Approximately 6,400 net new jobs were created in the Province in the period from 2000 to 2004. Mining, construction and business & community services were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Thousands)
Goods-Producing Industries
Agriculture	62	51	49	46	47	(6.6)%
Mining	15	16	15	17	19	6.5
Construction	23	23	25	23	24	1.7
Manufacturing	28	29	28	27	29	0.6
Subtotal	127	119	117	114	119	(1.7)

Service Industries
Transportation, Communication,
Utilities and Storage	30	28	28	26	28	(2.4)
Wholesale and Retail Trade	76	72	76	77	76	0.1
Finance, Insurance and Real Estate	27	27	27	28	27	(0.2)
Business and Community Services	187	188	195	204	205	2.3
Public Administration	26	27	25	26	25	(0.3)
Subtotal	346	342	351	361	361	1.0
Total	474	461	468	475	480	0.3%
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 3.4 per cent over the period from 2000 to 2004. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2004.

Personal Income
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$13,599	$14,177	$14,848	$15,571	$16,334	4.7%
Net Income Received by Farm Operators
from Farm Production	247	30	83	17	470	n.a.
Net Income of Non-Farm Unincorporated
Business[1]	1,875	1,936	1,994	2,100	2,192	4.0
Interest, Dividends and Miscellaneous
Investment Income	3,299	3,161	2,827	2,755	2,841	(3.7)
Others	4,139	4,309	4,368	4,455	4,597	2.7
Total	$23,159	$23,613	$24,120	$24,898	$26,434	3.4%
n.a. = not applicable
[1] Includes rent.
Source: Saskatchewan Bureau of Statistics

Economic Structure

        The following table sets forth Saskatchewan’s real GDP at factor cost by industry for the four years ended December 31, 2004.

Gross Domestic Product at Factor Cost by Industry in Millions of Chained 1997 Dollars
	Year Ended December 31					Per Cent	Compound Annual
	2000	2001	2002	2003	2004	of 2004 Total	Growth Rate 2000-2004
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$2,991	$1,871	$1,592	$2,005	$2,133	7.0%	(8.1)%
Mining[1]	3,859	3,909	3,627	3,804	3,868	12.8%	0.1%
Manufacturing	2,144	2,233	2,268	2,272	2,532	8.4%	4.3%
Construction	1,537	1,567	1,499	1,474	1,539	5.1%	0.0%
Subtotal	$10,531	$9,581	$8,985	$9,555	$10,073	33.2%	(1.1)%
Services Industries
Transportation, Warehousing and
Information	$2,700	$2,851	$2,883	$2,980	$3,111	10.3%	3.6%
Finance, Insurance and
Real Estate	4,608	4,749	4,945	5,014	5,135	16.9%	2.7%
Wholesale and Retail Trade	3,060	3,145	3,328	3,431	3,568	11.8%	3.9%
Communication and Utilities	842	743	724	714	716	2.4%	(4.0)%
Services	5,579	5,629	5,753	5,941	6,002	19.8%	1.8%
Public Administration	1,604	1,631	1,654	1,690	1,711	5.6%	1.6%
Subtotal	$18,393	$18,747	$19,286	$19,769	$20,243	66.8%	2.4%
Gross Domestic Product at
Factor Cost	$28,924	$28,328	$28,271	$29,324	$30,316	100.0%	1.2%
[1] Includes oil, potash, uranium, natural gas and other minerals.
Note: Components may not add due to rounding. GDP at factor cost and GDP at market prices differ by the amount of "indirect taxes net of subsidies."
Source: Statistics Canada

Agriculture

        Based on the 2001 Census of Agriculture, Saskatchewan has 50,598 farms with an average size of 1,283 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1995 and 2004, wheat accounted for 35.8 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2004, wheat’s share accounted for 31.8 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 45.3 per cent of total crop production in 2004. Specialty crops such as mustard, lentils and peas accounted for 15.2 per cent of the total harvest in 2004.

Crop Production
	Calendar Year Ended December 31										1995 to 2004 10 year
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	Average
	(Millions of Tonnes)
Wheat	9.0	12.8	9.6	7.9	10.4	8.7	7.4	4.5	7.2	8.3	8.6
Durum	3.7	3.8	3.5	4.7	3.4	4.8	2.5	2.9	3.2	3.9	3.6
Barley	4.4	5.4	4.4	4.3	4.9	5.3	3.7	2.5	4.4	5.0	4.4
Canola	2.6	2.2	2.7	3.2	4.0	3.4	2.1	1.7	2.7	2.9	2.8
Specialty Crops[1]	1.6	1.6	1.8	2.5	2.8	3.3	2.1	1.6	2.4	4.0	2.4
Other[2]	1.9	2.5	2.1	2.7	2.7	2.4	2.1	1.7	2.0	2.0	2.2
Total	23.2	28.2	24.1	25.3	28.2	27.8	19.8	14.9	21.8	26.2	24.0

[1] Includes mustard, sunflowers, lentils, field peas and canary seed.
[2] Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $3.3 billion in 2004, with wheat, durum and canola accounting for $1.3 billion, or 39.0 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.5 billion in 2004, with cattle and calves accounting for $798 million, or 24.2 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2004.

Farm Cash Receipts
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Crops
Wheat and Durum	$1,520	$1,805	$1,679	$1,083	$1,287	(4.1)%
Canola	657	749	719	704	734	2.8
Barley	282	371	248	168	268	(1.2)
Other Crops[1]	916	859	1,101	897	1,009	2.4
Subtotal	$3,375	$3,784	$3,748	$2,852	$3,298	(0.6)
Livestock & Livestock Products
Cattle & Calves	$1,074	$1,148	$1,138	$774	$798	(7.2)
Hogs	223	233	244	257	329	10.2
Other Livestock and Livestock Products[2]	274	305	327	329	329	4.7
Subtotal	$1,571	$1,687	$1,710	$1,360	$1,456	(1.9)
Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$777	$1,020	$1,004	$1,601	$1,190	11.2
Total Farm Cash Receipts	$5,723	$6,491	$6,462	$5,814	$5,944	1.0%
[1] Includes net deferments.
[2] Includes sheep, lambs, dairy products, poultry, eggs and other livestock products
Note: Components may not add due to rounding.
Source: Statistics Canada

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $3.3 billion in 2004, up 15.6 per cent from 2003. Farm cash receipts from livestock sales amounted to $1.5 billion in the same year, up 7.1 per cent from 2003. Government payments in 2004 amounted to $1.2 billion compared with the $1.6 billion provided by both the federal and provincial governments to farmers in 2003.

        Saskatchewan’s 2004 realized net farm income amounted to negative $54 million, compared with negative $86 million in 2003. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2004, the total value of mineral sales amounted to $10.4 billion, an increase of 16.7 per cent from the prior year. Crude oil, natural gas and potash accounted for about 91.0 per cent of the total value of mineral sales in 2004.

        In the first seven months of 2005, total sales of crude oil amounted to $3.6 billion, an increase of 15.4 per cent from the comparable period in 2004. Sales of natural gas increased by 6.3 per cent for the first seven months of 2005.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2004.

Mineral Sales
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales[1]
Oil	$5,078	$3,748	$4,715	$4,811	$5,639	2.7%
Natural Gas	1,094	1,268	932	1,558	1,645	10.7%
Potash	1,744	1,622	1,718	1,632	2,167	5.6%
Other[2]	743	893	927	897	930	5.8%
Total	$8,659	$7,531	$8,292	$8,898	$10,381	4.6%
Volume of Mineral Sales[1]
Oil (millions of barrels)	153	156	154	153	154	0.3%
Natural Gas (millions of cubic metres)	6,584	6,588	6,537	7,011	7,287	2.6%
Potash (thousands of tonnes)	8,602	7,785	8,145	8,791	9,998	3.8%
[1] In prior years, separate data has been shown for both value and volume of sodium sulphate sales. This data is no longer available for the current year or for prior years.
[2] Other includes Uranium, Gold, Silver, Sodium Sulphate, Cadmium, Selenium, Tellurium, Zinc, Copper, Salt, Coal, Sand and Gravel.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.

        Oil.   Saskatchewan is the second largest crude oil producing province in Canada. At December 31, 2004, remaining economically recoverable reserves in the Province were estimated at 1,156 million barrels of crude oil. This estimate is subject to change with price fluctuations and technological improvements.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 0.3 per cent from 2000 to 2004 and the value of oil sales increased by 2.7 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. In 2004, NewGrade used approximately 18.1 million barrels of crude oil feedstock. During the same year, the Husky Upgrader used approximately 22 million barrels of blended heavy oil.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. From 2000 to the end of 2004, 9,583 oil wells were drilled in Saskatchewan, resulting in approximately $7.1 billion in expenditures on oil exploration and development in the Province. The oil industry has recently experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. In 2004, 1,743 oil wells were drilled in the Province. A total of 1,169 oil wells have been drilled in the first eight months of 2005.

        Natural Gas.  The volume of Saskatchewan natural gas sales increased at a compound average annual rate of 2.6 per cent from 2000 to 2004, while the value of natural gas sales increased by 10.7 per cent in the same period. The natural gas industry in the Province invested approximately $1.3 billion in the period from 2000 to 2004 exploring for and developing natural gas reserves. During this period, 8,748 natural gas wells were drilled.

        Potash.   Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 31 per cent of the world’s output. Approximately 55 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales increased by 32.8 per cent to $2.2 billion in 2004. The Saskatchewan government recently implemented changes to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes, the industry is expected to spend $600 million to increase potash production capacity by 15 per cent over the next five years.

        Uranium.   Saskatchewan is the world’s largest producer of uranium and possesses high grade, low cost uranium resources. In 2004, uranium was produced at three facilities (Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in the northern part of Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects. Of the current mines, McClean Lake commenced production in June 1999. Mining activities resumed in 2005 with the development of the Sue A deposit and surface preparation of the Sue E deposit. The McArthur River project began production in December 1999 with the ore being processed at the Key Lake mill. Mining operations were suspended for three months in 2003 to correct a water inflow problem. Mine production returned to full capacity in 2004 and an application to expand production capacity at Key Lake and McArthur River is under review. The Rabbit Lake mine was restarted in July 2002 following a two-year shutdown. With the identification of additional reserves, production will remain at current levels into 2006. The Cluff Lake mine ceased production in December 2002 and is undergoing decommissioning. Of the future expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998. Cigar Lake was granted a full construction license in December 2004 and is forecast to begin production in 2007, with Midwest currently delayed until 2009.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $9.6 billion in 2004, up 21.8 per cent from 2003.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 21.7 per cent of total manufacturing activity in 2004. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments
	Year Ended December 31					Compound Annual
	2000	2001	2002	2003	2004	Growth Rate 2000-2004
	(Millions)
Food Processing	$1,619	$1,763	$1,871	$1,947	$2,082	6.5%
Chemicals and Chemical Products	618	716	665	776	956	11.5%
Electrical and Electronic	675	389	213	145	171	(29.1)%
Wood	346	314	409	467	695	19.0%
Metal Fabrication	382	397	371	389	469	5.3%
Non-Metallic Minerals	92	93	77	71	80	(3.5)%
Other	3,384	3,708	4,007	4,095	5,159	11.1%
Total	$7,116	$7,380	$7,613	$7,890	$9,611	7.8%
Note: Components may not add due to rounding.
Source: Statistics Canada.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 75.2 per cent of total employment in the Province in 2004.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 16.9 per cent of the entire Saskatchewan economy in 2004. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (“Government”) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue is recorded on the accrual basis except for receipts from the federal government for corporate and personal income taxes. Expenses are recorded on an accrual basis except for defined benefit pension plan costs.

        During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2005, and the Budget Estimate for fiscal year 2006.

General Revenue Fund Statement of Cash Requirements and Financing
	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005	Estimated 2006
	(Millions)
Cash Requirements

Operating Activities
Revenue	$6,754	$6,059	$6,457	$6,558	$7,792	$7,008
Expenditures	5,921	6,338	6,374	6,768	7,027	7,182
Transfers (to) from Fiscal Stabilization Fund	(775)	280	(82)	211	(382)	174
Budgetary Surplus (Deficit)[1]	58	1	1	1	383	0
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange Gains and Losses	14	17	10	4	2	2
Amortization of Capital Assets	0	0	0	0	104	142
Loss on Loans and Investments	(1)	0	2	80	2	1
Net Change in Non-Cash Operating Activities	(102)	(127)	114	104	231	(87)
Earnings Retained in Sinking Funds	(36)	(35)	(51)	(47)	(43)	(43)
Adjustment to Accumulated Deficit	0	0	0	(46)	(6)	0
Cash provided by (used for) Operating Activities	(67)	(144)	76	96	673	15

Capital Activities
Acquisition of Capital Assets	0	0	0	0	(150)	(194)

Investing Activities
Receipts	698	441	504	363	450	419
Disbursements	573	503	511	583	617	655
Cash (required for) provided by
Investing Activities	125	(62)	(7)	(220)	(167)	(236)
Cash provided (required)	$58	$(206)	$69	$(124)	$356	$(415)

Financing Activities
Proceeds from Debt	$1,940	$1,329	$844	$1,124	$986	$1,338
Repayment of Debt	(2,238)	(1,028)	(405)	(642)	(1,395)	(1,050)
Proceeds from (repayment of) Debt	(298)	301	439	482	(409)	288
Increase (decrease) in Deposits Held	149	(326)	(285)	(209)	411	(174)
Decrease (increase) in Cash & Temporary Investments	91	231	(223)	(149)	(358)	301
Total Financing	$(58)	$206	$(69)	$124	$(356)	$415
[1] See Notes 1-7 commencing on page 33

Fiscal Year 2005 Results

        On July 13, 2005, the Minister of Finance released the financial results for the General Revenue Fund for the fiscal year ended March 31, 2005.

        Total General Revenue Fund revenue of $7,791.8 million for the fiscal year ended March 31, 2005 increased by $1,233.4 million, or 18.8 per cent, from the previous fiscal year. The increase in revenue is due primarily to higher than expected one-time-only Equalization payments and other transfers from the federal government, increased non–renewable resource revenue from oil and potash and increased taxation revenue. The General Revenue Fund expenses (operating expenses plus debt servicing expenses) of $7,026.7 million increased by $258.3 million, or 3.8 per cent, over the previous year primarily due to increased spending in Health for incremental costs to maintain current health programs. The $382.5 million transfer from the General Revenue Fund to the Fiscal Stabilization Fund resulted in a General Revenue Fund surplus of $382.6 million for fiscal year 2005, compared to a surplus of $1.0 million for fiscal year 2004.

Fiscal Year 2006 Approved Budget Estimate (Including Further Estimates)

        On March 23, 2005, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2006. The Budget Estimates together with Further Estimates tabled May 18, 2005 result in the 2006 Approved Budget Estimate. Projections for the General Revenue Fund for fiscal year 2006 are total revenue of $7,007.5 million, total expenses of $7,181.9 million, a transfer from the Fiscal Stabilization Fund (“FSF”) of $174.5 million and a budgetary surplus of $0.1 million. This is estimated to be the twelfth consecutive surplus budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2006 is estimated to be $414.6 million.

        Operating expense in the 2005-06 Approved Budget is estimated to be up by $446.4 million, or 7.3 per cent, from the 2004-05 Budget. This increase was applied generally across most government departments with significant increases in the areas of Health ($192.4 million) and Learning ($139.9 million).

        Revenue is estimated to be up $417.0 million, or 6.3 per cent, from the 2004-05 Budget. This increase is expected to be generated primarily from:

  revised forecasts for Corporation and Individual Income Tax;
  increased national allocations for Canada Health and Social Transfer payments and for the Health Reform Transfer;
  higher forecast average prices for oil, natural gas and potash; and, the inclusion of resource trusts for the purpose of calculating the Corporation Capital Tax Surcharge.

        These increases are partially offset by a reduction in the dividend from the Crown Investments Corporation and lower Equalization payments.

        2005-06 interest expense (or debt servicing costs) of $588.0 million is $26 million, or 4.2 per cent, lower than the 2004-05 Budget estimate resulting from savings primarily from lower debt levels and from the appreciation in the value of the Canadian dollar versus the U.S. dollar.

        2005-06 borrowing requirements are estimated at $1,338.4 million; $850.0 million for government requirements, primarily refinancing maturing debt, and $488.4 million for Crown corporations.

        The 2005-06 Budget continues reporting Summary Financial Budget Details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

        In 2004-05 the Government introduced the new Statement of Change in Net Debt. The Government’s change in net debt is a measure of whether the revenues raised were sufficient to cover government spending. This Statement effectively tracks what were previously referred to as the surplus or deficit and the accumulated deficit (i.e. net debt) under the previous accounting model. Net Debt is forecast to be $7.1 billion at March 31, 2006, $0.2 billion or 2.5 per cent lower than the 2004-05 Budget estimate.

Fiscal Year 2006 Mid-Year Forecast

        On November 16, 2005, the Minister of Finance released the Mid-Year Financial Report (the “Report”) for the fiscal year ending March 31, 2006. The Report forecasts total revenue of $7,850.9 million, total expenses of $7,704.5 million, total transfers to the Fiscal Stabilization Fund (FSF) of $11.3 million and a budgetary surplus of $135.1 million.

        Revenue is forecast to be $843.4 million, or 12.0 per cent, higher than the Approved Budget estimate. Increased revenue is forecast from: non-renewable resources ($638.2 million), primarily natural gas and oil; taxation ($79.7 million), primarily Corporation Capital and Individual Income Taxes; other own-source revenue ($78.1 million), primarily an increased dividend from CIC; and, increased federal transfers ($47.4 million).

        Expenses are forecast to increase by $522.6 million, or 7.3 per cent, from the Approved Budget estimate mainly due to increased operating expenditures of $552.6 million offset by decreased interest costs of $30.0 million. Operating expenses are forecast to increase primarily due to: infrastructure investments ($116.3 million), primarily for the Academic Health Sciences Centre and education capital; increased funding to top up the 2004 and 2005 CAIS program ($159.2 million); and, increased funding for Regional Health Authorities ($110.7 million).

        The amount forecast for the FSF transfer during the year has been reversed from a $174.5 million transfer from the FSF to an $11.3 million transfer to the FSF.

        Gross debt plus guaranteed debt less sinking funds at March 31, 2006 is forecast to be $11,015.7 million, $356.8 million less than the $11,372.5 million estimated in the Approved Budget.

        The fiscal year 2006 financing requirements are projected to be $1,000.3 million, $338.2 million lower than the Approved Budget estimate reflecting a $220.4 million decrease in general government requirements and a $117.8 million decrease in Crown corporation requirements.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2005, and the Approved Budget Estimate for fiscal year 2006. Also included is the percentage composition of major revenue sources for the Approved Budget Estimate for fiscal year 2006.

General Revenue Fund Revenue[1]
	Fiscal Year Ended March 31
	2001	2002	2003	2004	Actual 2005	Approved Budget Estimate 2006	Percentage of Total Revenue 2006
	(Thousands)
Taxation
Corporation Capital	$342,242	$363,204	$379,093	$371,479	$381,289	$373,700	5.3%
Corporation Income	333,299	145,338	178,267	310,573	257,679	322,100	4.6
Individual Income	1,255,409	1,196,410	1,429,757	1,245,763	1,329,081	1,361,900	19.4
Sales	736,563	770,984	813,932	854,480	985,079	1,019,000	14.6
Fuel	345,136	353,765	331,512	356,773	361,039	365,400	5.2
Tobacco	122,012	120,049	158,472	176,747	187,029	169,000	2.4
Other	67,573	72,429	77,067	81,881	88,019	84,100	1.2
Total	3,202,234	3,022,179	3,368,100	3,397,696	3,589,215	3,695,200	52.7%
Non-Renewable Resources
Oil	799,049	555,337	862,318	774,488	906,938	656,300	9.4%
Potash	199,296	179,658	175,061	120,179	305,494	293,000	4.2
Natural Gas	239,305	129,067	152,728	210,455	212,440	191,400	2.7
Other Minerals	55,064	38,982	53,542	35,840	49,319	51,400	0.7
Total	1,292,714	903,044	1,243,649	1,140,962	1,474,191	1,192,100	17.0%
Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	0	200,000	300,000	200,000	268,000	175,000	2.5%
Liquor & Gaming Authority	1,016,212	315,710	328,680	360,766	361,044	330,700	4.7
Other Enterprises and Funds	39,175	45,627	63,811	53,484	55,420	40,300	0.6
Motor Vehicles Fees	113,844	117,898	116,964	119,412	121,549	125,700	1.8
Sales, Services, and Service Fees	73,735	75,094	72,268	91,960	84,548	83,400	1.2
Licences and Permits	42,011	41,100	42,350	46,426	54,154	46,100	0.7
Other Own-Source Revenue	101,514	101,336	120,063	114,740	117,400	91,600	1.3
Total	1,386,491	896,765	1,044,136	986,788	1,062,115	892,800	12.8%
Transfers from the
Federal Government
Equalization	175,247	492,017	(9,215)	41,284	581,570	82,000	1.2%
Canada Health and
Social Transfer[2]	552,378	608,908	668,211	750,558	0	0	0.0
Canada Health Transfer	0	0	0	0	452,396	551,900	7.9
Canada Social Transfer	0	0	0	0	262,742	299,700	4.3
Health Reform Fund	0	0	0	0	46,732	108,500	1.5
Other Federal Payments	144,539	136,161	141,824	241,110	322,859	185,332	2.6
Total	872,164	1,237,086	800,820	1,032,952	1,666,299	1,227,432	17.5%
Total General Revenue
Fund Revenue	$6,753,603	$6,059,074	$6,456,705	$6,558,398	$7,791,820	$7,007,532	100%
[1] See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 35.
[2] In 2004-05, the amount for the Canada Health and Social Transfer was separated into the Canada Health Transfer and the Canada Social Transfer.

        Total General Revenue Fund revenue for fiscal year 2005 increased by $1,233.4 million, or 18.8 per cent, from fiscal year 2004 to $7,791.8 million. Total General Revenue Fund revenue for fiscal year 2006 is estimated at $7,007.5 million, a decrease of $784.3 million, or 10.1 per cent, from fiscal year 2005 actual revenue.

        Taxation.   Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $3,695.2 million, or 52.7 per cent, of total General Revenue Fund revenue for fiscal year 2006, an increase of $106.0 million, or 3.0 per cent, from fiscal year 2005 actual revenue. The increase is primarily due to higher corporate and individual income tax revenue as well as higher sales tax revenue partially offset by lower tobacco tax revenue.

        Non-Renewable Resources.  Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $1,192.1 million, or 17.0 per cent, of General Revenue Fund revenue for fiscal year 2006, a decrease of 19.1 per cent from fiscal year 2005 actual revenue. The decrease is primarily due to an anticipated reduction in oil revenue.

        Transfers from Government Entities and Other Revenues.  The Budget Estimate includes a provision for a Crown Investments Corporation (CIC) transfer of $175 million in fiscal year 2006 as compared to $268 million received in fiscal 2005. This reflects a return to a more normalized transfer level following the receipt of special dividends in 2005 which reflected higher than anticipated Crown corporation earnings. Transfers from Government entities and other revenues include dividends from provincial Crown Entities, motor vehicle fees, charges for service, licenses and permits and others. These revenues of the Province are estimated at $892.8 million, or 12.8 per cent, of General Revenue Fund revenue for fiscal year 2006, a decrease of $169.3 million, or 15.9 per cent, from the prior year. The change is primarily due to decreases in the dividend transfer from CIC and the net income transfer from the Saskatchewan Liquor and Gaming Authority (SLGA).

        Transfers from Crown Entities have been principally from CIC and the SLGA. The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC transfer of $175 million in fiscal year 2006 as compared to $268 million in fiscal 2005. The transfer from the SLGA includes net income for the year. In fiscal 2006, this amount is estimated to be $330.7 million.

        Transfers from the Federal Government.   Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government amounted to $1,666.3 million in fiscal year 2005. These transfers are estimated to total $1,227.4 million, or 17.5 per cent, of General Revenue Fund revenue in fiscal year 2006, a decrease of $438.9 million, or 26.3 per cent from the prior year.

        One component of federal transfer payments to Saskatchewan is Equalization which is made to those provinces that have a below average capacity to raise revenue based on a five-province standard. Equalization payments received by the Government in fiscal year 2005 totalled $581.6 million and are estimated at $82 million for fiscal year 2006.

        The new federal Equalization framework establishes total provincial entitlements for 2005-06 at $10.9 billion. The interim allocation for 2005-06 is based on the average of the past three years (2002-03 to 2004-05). A 50 per cent weighting on the per capita allocation and 50 per cent weighting on the provincial share of Equalization entitlements were used to allocate the national Equalization entitlement. Saskatchewan will receive a fixed sum of $82 million in 2005-06, a historically low amount due to the recent strength of its natural resource revenues.

        Unconditional federal transfer payments made under the Canada Health Transfer (CHT) and Canada Social Transfer (CST) are authorized by The Federal-Provincial Fiscal Arrangements Act, 1977. These federal programs provide “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and these transfers. Combined, these transfers are expected to be $851.6 million for fiscal year 2006, an increase of $136.5 million, or 19.1 per cent, from the 2005 actual amount of $715.1 million.

        The 2005-06 CHT Budget Estimate is $99.5 million higher than the 2004-05 actual revenue. This is largely due to growth in the national allocation for the CHT, additional federal funding for home care and catastrophic drug coverage, and associated equalization for the tax point transfer in support of social programs.

        The 2005-06 CST Budget Estimate is $37 million higher than the 2004-05 actual revenue. This is largely due to the ramp up of the 2003 Multilateral Framework on Early Learning and Child Care and associated equalization for the tax point transfer in support of social programs.

        The $61.8 million increase in the Health Reform Fund is due to an increase in federal cash transfers from $1.5 billion in 2004-05 to $3.5 billion in 2005-06.

General Revenue Fund Expense

The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2005, and includes the Approved Budget Estimate for fiscal year 2006.

General Revenue Fund Expense[1,2] (unaudited)
	Fiscal Year Ended March 31
	2001	2002	2003	2004	Actual 2005	Approved Budget Estimate 2006	Percentage of Total Expense 2006
	(Thousands)
Agriculture, Food and Rural
Revitalization	$217,682	$396,534	$311,970	$332,388	$391,566	$265,085	3.7%
Community Resources and
Employment	622,567	620,509	607,099	605,027	603,048	637,510	8.9
Environment	132,771	180,995	180,324	178,335	133,171	172,036	2.4
Finance	197,911	211,501	222,470	235,598	242,537	253,788	3.5
Servicing the Public Debt	664,092	616,811	611,394	602,702	578,847	588,000	8.2
Health	2,075,650	2,199,753	2,342,835	2,515,823	2,773,961	2,892,799	40.3
Highways and Transportation	273,307	309,306	294,492	293,732	260,832	260,353	3.6
Justice	167,299	174,185	184,284	194,659	202,314	211,932	3.0
Learning	1,070,216	1,093,420	1,085,613	1,256,112	1,299,940	1,356,126	18.9
Other Expense	499,417	534,962	533,364	554,039	540,487	544,289	7.5
Total	$5,920,912	$6,337,976	$6,373,845	$6,768,415	$7,026,703	$7,181,918	100.0%
[1]	See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 35.
[2]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 19 for an explanation of the change to the expense basis of presentation.

        In fiscal year 2006, 73.2 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 13.8 per cent of the estimated expense, 3.0 per cent is for pensions and 1.8 per cent is for the amortization of government owned assets and infrastructure. The remaining 8.2 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture and Food.   The Department’s estimated total expense for fiscal year 2006 is $265.1 million, a decrease of $126.5 million, or 32.3 per cent, from fiscal year 2005 actual expense. The decrease largely reflects fully funding CAIS programs and the creation of a new department, Rural Development, to fund rural programs.

        Community Resources and Employment.  The Department’s estimated total expense for fiscal year 2006 is $637.5 million, an increase of $34.5 million, or 5.7 per cent, from fiscal year 2005 actual expense. The increase largely reflects increases in Transitional Employment Allowance and income assistance programs.

        Environment.   The Department’s estimated total expense for fiscal year 2006 is $172.0 million, an increase of $38.9 million, or 29.2 per cent, from fiscal year 2005 actual expense. The difference largely reflects lower than average forest fire management costs in fiscal year 2005.

        Finance.   The Department’s estimated total expense for fiscal year 2006 is $253.8 million, an increase of $11.3 million, or 4.6 per cent, from fiscal year 2005 actual expense due mainly to increased costs for pension and benefit programs.

        Servicing Government Debt.  Costs for servicing government debt for fiscal year 2006 are estimated to be $588.0 million, an increase of $9.2 million, or 1.6 per cent, from fiscal year 2005 actual costs. The debt servicing costs are estimated to account for 8.2 per cent of the total General Revenue Fund expense for fiscal year 2006, consistent with the actual 8.2 percent in fiscal year 2005.

        Health.   The Department’s estimated total expense for fiscal year 2006 is $2.9 billion, an increase of $118.8 million, or 4.3 per cent, from fiscal year 2005 actual expense. The increase largely reflects utilization and collective agreement cost increases for health care programs and maintaining services delivered by regional health authorities.

        Highways and Transportation.   The Department’s estimated total expense for fiscal year 2006 is $260.3 million, a decrease of $0.5 million, or 0.2 per cent, from fiscal year 2005 actual expense.

        Justice.   The Department’s estimated total expense for fiscal year 2006 is $211.9 million, an increase of $9.6 million, or 4.8 per cent, from fiscal year 2005 actual expense due largely to increased funding for RCMP services.

        Learning.   The Department’s estimated total expense for fiscal year 2006 is $1.4 billion, an increase of $56.2 million, or 4.3 per cent, from fiscal year 2005 actual expense. The increase largely reflects the new mandate for the teachers’ contract and funding for property tax relief, partially offset by increased funding in 2005 for post-secondary capital.

        Other Expenses.   The other category includes expenses for industry and economic development, government relations, aboriginal affairs and departments serving central government functions. The category’s estimated total expense for fiscal year 2006 is $544.3 million, an increase of $3.8 million, or 0.7 per cent, from fiscal year 2005 expense.

Transfers To/From The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (the “FSF”) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. Transfers from the FSF in fiscal year 2006 are estimated to be $174.5 million leaving an estimated balance of $545.0 million at the end of the year.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2005. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Fiscal Stabilization Fund
	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005	Approved Budget Estimate 2006
	(Thousands)
Fiscal Stabilization Fund	$775,000	$(280,000)	$82,000	$(211,000)	$382,500	$(174,455)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue Fund include loans to and investments in Crown entities, other organizations, individuals and agricultural land held for resale. Cash required for investing activities for fiscal year 2005 was $167.4 million as compared to $219.6 million required in fiscal year 2004. Cash required for investing activities for fiscal year 2006 is estimated at $235.4 million. The changes in 2005 and 2006 are related primarily to changes in loans to Crown corporations and other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2005, gross debt of the General Revenue Fund amounted to $12,072.9 million as compared to $12,591.4 million at March 31, 2004. Approximately 32 per cent of the gross debt of the General Revenue Fund at March 31, 2005, was reimbursable from and was incurred for Crown corporations. Approximately 68 per cent of the General Revenue Fund gross debt at March 31, 2005, was incurred for general government purposes.

        Approximately 92 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 8 per cent was denominated in U.S. dollars at March 31, 2005. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in gross debt of $110.1 million at March 31, 2005, compared to a decrease of $208.5 million at March 31, 2004).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2005, promissory notes and debentures outstanding were $202.7 million and $11,870.2 million, respectively. Promissory notes and debentures outstanding at March 31, 2004, were $235.0 million and $12,356.4 million, respectively.

        During fiscal year 2005, the Government issued and sold $586.5 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $1,157.6 million and decreased promissory notes outstanding for general government purposes by $30.1 million.

        During the year, $400.0 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $205.0 million during fiscal 2005 and promissory notes outstanding for Crown corporations decreased by $2.2 million.

        The Government’s sinking funds totalled $944.0 million at March 31, 2005. Contributions to the Government’s sinking funds amounted to $91.3 million in fiscal year 2005.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2005.

	Total Debt[1]
	At March 31
	2001	2002	2003	2004	2005
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations[2]	$295,134	$237,795	$253,455	$204,826	$202,626
General Government Purposes[3]	337,966	164,205	144,045	30,174	74
Total[4]	633,100	402,000	397,500	235,000	202,700
Debentures
(for the purpose of)
Crown Corporations[2]	3,553,176	3,683,308	3,568,542	3,618,515	3,616,114
General Government Purposes[3]	7,574,789	8,001,698	8,368,330	8,737,885	8,254,082
Total	11,127,965	11,685,006	11,936,872	12,356,400	11,870,196
Gross Debt	11,761,065	12,087,006	12,334,372	12,591,400	12,072,896
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	369,348	312,913	195,220	211,114	235,376
General Government Purposes[3]	507,276	604,004	690,949	736,422	708,582
Total	876,624	916,917	886,169	947,536	943,958
	10,884,441	11,170,089	11,448,203	11,643,864	11,128,938

Guaranteed Debt	312,009	260,836	184,067	113,408	55,996
Debt plus Guaranteed Debt	$11,196,450	$11,430,925	$11,632,270	$11,757,272	$11,184,934
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
[2]	These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
[3]	Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2005.

	Gross Debt by Allocation[1]
	At March 31
	2001	2002	2003	2004	2005
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$66,951	$39,351	$23,617	$9,100	$0
Crown Investments Corporation of Saskatchewan	276,195	175,027	20,919	0	0
Education Infrastructure Financing Corporation	0	0	38,224	0	0
Information Services Corporation of Saskatchewan	20,246	54,336	64,606	60,880	47,000
Investment Saskatchewan Inc.	0	0	0	20,919	20,919
Municipal Financing Corporation of Saskatchewan	59,575	24,575	12,798	14,391	12,148
Saskatchewan Crop Insurance Corporation	0	0	113,000	177,000	221,579
Saskatchewan Housing Corporation	157,106	139,959	99,955	83,004	83,004
Saskatchewan Opportunities Corporation	152,065	165,201	145,800	156,968	0
Saskatchewan Power Corporation	1,797,698	2,007,664	2,030,784	2,093,792	2,236,451
Saskatchewan Property Management Corporation	0	5,500	5,500	5,500	0
Saskatchewan Telecommunications
Holding Corporation	461,852	463,462	451,042	412,521	393,574
Saskatchewan Water Corporation	41,435	42,242	53,266	57,579	60,336
SaskEnergy Incorporated	815,187	803,786	762,486	731,687	743,729
Total Crown Corporations	3,848,310	3,921,103	3,821,997	3,823,341	3,818,740
General Government Purposes	7,912,755	8,165,903	8,512,375	8,768,059	8,254,156
Gross Debt	$11,761,065	$12,087,006	$12,334,372	$12,591,400	$12,072,896
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2005.

Composition of Debentures Issued and Redeemed[1] (unaudited)
	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005
	(Millions)
Total Debentures Issued	$1,667.2	$1,329.5	$843.8	$1,124.4	$986.5
Total Debentures Redeemed	2,238.4	797.3	400.2	480.0	1,362.6
Increase (Decrease) in Debentures	$(571.2)	$532.2	$443.6	$644.4	$(376.1)
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2005.

Composition of Debentures Outstanding[1] (unaudited)
	Fiscal Year Ended March 31
	2001	2002	2003	2004	2005
	(Millions)
Debentures Outstanding
To the Public	$9,798.6	$10,465.3	$10,786.2	$11,274.8	$10,892.9
To the Canada Pension Plan	1,329.3	1,219.6	1,150.7	1,081.6	977.3
Other Obligations	0.1	0.1	0.0	0.0	0.0
Total	$11,128.0	$11,685.0	$11,936.9	$12,356.4	$11,870.2
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

        The securities are not negotiable, transferable or assignable but, if issued prior to July 1, 2005, may be redeemed by the CPP in whole or in part, before maturity, under certain circumstances. The securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2005.

Debt Indicators (unaudited)
	At March 31
	2001	2002	2003	2004	2005
Debt plus guaranteed debt of the General Revenue Fund

Per Capita[1]	$11,195	$11,478	$11,698	$11,812	$11,225
As a Percentage of Saskatchewan Gross Domestic
Product[2]	33.2%	34.4%	33.7%	31.9%	27.6%

Debt plus guaranteed debt of the General Revenue Fund -
General Government Purpose Portion[3]

Per Capita[1]	$7,912	$8,200	$8,560	$8,809	$8,284
As a Percentage of General Revenue Fund Revenue	117.2%	134.8%	131.8%	133.7%	105.9%
As a Percentage of Saskatchewan Gross Domestic
Product[2]	23.4%	24.6%	24.7%	23.8%	20.4%

Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund

As a Percentage of General Revenue Fund Revenue	9.8%	10.2%	9.5%	9.2%	7.4%
[1]	Debt plus guaranteed debt and gross debt per capita for 2001 through 2005 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2]	Debt plus guaranteed debt and gross debt as a percentage of Saskatchewan's GDP are calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
[3]	Debt plus guaranteed debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2005.

Debt Maturity Schedule
Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars)[1]	Total (Canadian Dollars)
	(Thousands)
2006	$1,204.8	$0.0	$1,204.8
2007	1,244.4	0.0	1,244.4
2008	618.3	234.7	853.0
2009	711.0	0.0	711.0
2010	952.0	0.0	952.0
1 - 5 years	$4,730.5	$234.7	$4,965.1

2011-2015	3,336.4	151.2	3,487.6
2016-2020	83.0	0.0	83.0
2021-2025	752.1	635.0	1,387.1
2026-2030	550.0	0.0	550.0
2031-2035	1,000.0	0.0	1,000.0
After 2035	600.0	0.0	600.0
	$11,052.0	$1,020.9	$12,072.9

[1]	Debentures denominated in foreign currencies have been converted to Canadian dollars at the exchange rate in effect at March 31, 2005. (U.S. dollars - $1.2096)

        The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2005.

Debt Characteristics (unaudited)
	As a Percentage of Total	Weighted Average Term To Maturity[1] (years)	Weighted Average Interest Rate[1]
Public Debentures[2]	90%	10.6	6.66%
Canada Pension Plan Debentures	8%	6.1	9.31%
Promissory Notes	2%	0.1	2.43%
Gross Debt	100%	10.0	6.79%
[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $847.2 million in fiscal year 2005. Of this amount, $277.3 million ($4.9 million short term and $272.4 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $569.9 million.

        Debt guaranteed by the General Revenue Fund amounted to $56.0 million at March 31, 2005, compared to $113.4 million at March 31, 2004. This decrease was due primarily to debt reduction of $13.0 million in NewGrade Energy Inc. (“NewGrade”) ($29.1 million debt outstanding at March 31, 2005) and a decrease of $36.1 million in Saskferco Products Inc. (“Saskferco”) guaranteed debt outstanding due to the 100 per cent offset of the debt by a dedicated Medium Term Note Fund ($0.0 million debt outstanding at March 31, 2005).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2005.

Guaranteed Debt
	At March 31
	2001	2002	2003	2004	2005
	(Millions)
Guaranteed Debt	$312.0	$260.8	$184.1	$113.4	$56.0

        Guaranteed debt is reported net of loss provisions (2005 - $1.4 million; 2004 - $1.5 million; 2003 - $1.8 million; 2002 - $1.8 million; 2001 - $1.0 million).

        The major decrease in guaranteed debt between March 31, 2001, and March 31, 2005, is due to the reduction of NewGrade debt ($63.9 million) and the reduction of Saskferco debt ($142.8 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC MIC pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2005.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Position1-7

	At March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Financial Assets

Cash and temporary investments	$361,328	$130,194	$353,002	$501,675	$859,587
Prepaid expenses	2,137	3,131	3,257	2,221	0
Accounts receivable	432,412	479,403	531,274	575,364	657,480
Agricultural land held for resale	112,653	111,370	109,960	108,086	106,508
Deferred charges	57,161	47,290	48,447	50,014	55,442
Loans to Crown corporations	3,478,962	3,608,190	3,626,777	3,612,227	3,583,364
Other loans	37,675	101,322	121,632	121,478	128,911
Equity investment in Crown Investments
Corporation of Saskatchewan	1,362,452	1,242,452	1,181,152	1,181,152	1,181,152
Total Financial Assets	5,844,780	5,723,352	5,975,501	6,152,217	6,572,444

Liabilities

Accounts payable and accrued liabilities	740,897	651,106	833,325	983,792	1,300,639
Deposits held	1,391,145	1,064,992	779,984	570,798	981,615
Unearned revenue	73,482	74,503	59,579	57,798	62,776
Debt (net of sinking fund equity)	10,884,441	11,170,089	11,448,203	11,643,864	11,128,938
Unamortized foreign exchange loss	(234,326)	(227,577)	(136,689)	(50,030)	(21,136)
Total Liabilities	12,855,639	12,733,113	12,984,402	13,206,222	13,452,832

Net Debt	(7,010,859)	(7,009,761)	(7,008,901)	(7,054,005)	(6,880,388)

Non-financial Assets
Prepaid expenses	0	0	0	0	2,113
Inventories for consumption	0	0	0	0	57,435
Tangible capital assets	0	0	0	0	1,773,630
Total Non-financial Assets	0	0	0	0	1,833,178

Accumulated Deficit	$(7,010,859)	$(7,009,761)	$(7,008,901)	$(7,054,005)	$(5,047,210)

[1]	The Government also prepares summary financial statements. The Government’s summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government’s summary financial statements. The Government’s summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2001, 2002, 2003, 2004 and 2005 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government’s summary financial statements to understand and assess the Government’s management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund’s financial statements for 2001 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,913.0 million and expenditure would increase and surplus for the year would decrease by $112.0 million.
b.	The financial statements show a liability of $775.0 million owed to the Fiscal Stabilization Fund and an expenditure of $775.0 million. It is the auditor’s opinion that, instead of recording an expenditure of $775.0 million, the financial statements should record an asset of $775.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets and surplus for the year would increase by $775.0 million and expenditure and the accumulated deficit would decrease by $775.0 million.
[4]	The General Revenue Fund’s financial statements for 2002 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,952.0 million and expenditure would increase and surplus for the year would decrease by $39.0 million.
b.	The financial statements show a liability of $495.0 million owed to the Fiscal Stabilization Fund and revenue of $280.0 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $280.0 million, the financial statements should show an asset of $495.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $495.0 million, and revenue and surplus for the year would decrease by $280.0 million.

[5]	The General Revenue Fund’s financial statements for 2003 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,976.0 million and expenditure would increase and surplus for the year would decrease by $24.0 million.
b.	The financial statements show a liability of $577.0 million owed to the Fiscal Stabilization Fund and an expenditure of $82.0 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expenditure of $82.0 million, the financial statements should show an asset of $577.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $577.0 million, and expenditure would decrease and surplus for the year would increase by $82.0 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $58.0 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $58.0 million. Also, expenditure would increase and surplus for the year would decrease by $58.0 million.
[6]	The General Revenue Fund’s financial statements for 2004 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,023 million and expenditure would increase and surplus for the year would decrease by $47 million.
b.	The financial statements show a liability of $366 million owed to the Fiscal Stabilization Fund and revenue of $211 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $211 million, the financial statements should show an asset of $366 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $366 million, and revenue and surplus for the year would decrease by $211 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $32 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $32 million. Also, expenditure would increase and surplus for the year would decrease by $12 million.
[7]	The General Revenue Fund’s financial statements for 2005 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,143 million and operating expense would increase and surplus would decrease by $120 million.
b.	The financial statements show a liability of $749 million owed to the Fiscal Stabilization Fund and an expense of $383 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expense of $383 million, the financial statements should record an asset of $749 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $749 million, and operating expense would decrease and surplus would increase by $383 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $44 million that should be recorded as an expense as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $44 million. Also, operating expense would increase and surplus would decrease by $12 million.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit1

	For the Year Ended March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Revenue

Taxation
Corporation capital	$342,242	$363,204	$379,093	$371,479	$381,289
Corporation income	333,299	145,338	178,267	310,573	257,679
Fuel	345,136	353,765	331,512	356,773	361,039
Individual income	1,255,409	1,196,410	1,429,757	1,245,763	1,329,081
Sales	736,563	770,984	813,932	854,480	985,079
Tobacco	122,012	120,049	158,472	176,747	187,029
Other	67,573	72,429	77,067	81,881	88,019
Total Taxes	3,202,234	3,022,179	3,368,100	3,397,696	3,589,215
Non-renewable Resources
Natural gas	239,305	129,067	152,728	210,455	212,440
Oil	799,049	555,337	862,318	774,488	906,938
Potash	199,296	179,658	175,061	120,179	305,494
Other	55,064	38,982	53,542	35,840	49,319
Total Non-renewable Resources	1,292,714	903,044	1,243,649	1,140,962	1,474,191
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	0	200,000	300,000	200,000	268,000
Liquor and Gaming Authority - Net Income	316,412	315,710	328,680	360,766	361,044
Liquor and Gaming Authority - Retained Earnings	699,800	0	0	0	0
Other enterprises and funds	39,175	45,627	63,811	53,484	55,420
Total Transfers from Government Entities	1,055,387	561,337	692,491	614,250	684,464
Other Own-source Revenue
Fines, forfeits and penalties	12,732	14,331	13,589	10,534	10,276
Interest, premium, discount and exchange	55,458	40,684	59,852	61,228	54,735
Motor vehicle fees	113,844	117,898	116,964	119,412	121,549
Other licences and permits	42,011	41,100	42,350	46,426	54,154
Sales, services and service fees	73,735	75,094	72,268	91,960	84,548
Transfers from other governments	15,970	15,790	12,907	19,294	16,668
Commercial Operations	0	0	0	0	5,625
Other	17,354	30,531	33,715	23,684	30,096
Total Other Own-source Revenue	331,104	335,428	351,645	372,538	377,651
Total Own-source Revenue	5,881,439	4,821,988	5,655,885	5,525,446	6,125,521
Transfers from the Federal Government
Canada Health and Social Transfer	552,378	608,908	668,211	750,558	0
Canada Health Transfer	0	0	0	0	452,396
Canada Social Transfer	0	0	0	0	262,742
Health Reform Fund	0	0	0	0	46,732
Equalization	175,247	492,017	(9,215)	41,284	581,570
Other	144,539	136,161	141,824	241,110	322,859
Total Transfers from the Federal Government	872,164	1,237,086	800,820	1,032,952	1,666,299
Total Revenue	$6,753,603	$6,059,074	$6,456,705	$6,558,398	$7,791,820

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Operating Expense

Executive Branch of Government
Agriculture, Food and Rural Revitalization	$221,481	$400,420	$311,970	$332,388	$391,566
Centenary Fund	29,954	29,919	24,451	27,843	0
Community Resources and Employment	578,574	579,956	607,099	605,027	603,048
Corrections and Public Safety	0	0	116,369	117,596	119,456
Culture, Youth and Recreation	6,318	23,346	43,472	47,668	52,958
Economic and Co-operative Development	72,529	70,144	0	0	0
Education	581,635	621,082	0	0	0
Energy and Mines	18,880	29,924	0	0	0
Environment	125,356	137,428	180,324	178,335	133,171
Forest Fire Contingency Fund	3,848	40,000	0	0	0
Executive Council	7,227	7,462	7,071	7,119	7,545
Finance	197,911	211,501	222,470	235,598	242,537
Government Relations and Aboriginal Affairs[1]	0	0	176,006	187,003	193,120
Health	2,025,833	2,199,753	2,342,835	2,515,823	2,773,961
Transition Fund	49,817	0	0	0	0
Highways and Transportation	273,307	309,306	294,492	293,732	255,249
Highways and Transportation - commercial operations	0	0	0	0	5,583
Industry and Resources	0	0	91,561	71,514	75,627
Information Technology Office	0	0	0	3,089	4,144
Intergovernmental and Aboriginal Affairs	34,653	51,928	0	0	0
Justice	232,207	237,086	184,284	194,659	202,314
Labour	12,637	13,117	13,771	13,779	14,172
Learning	0	0	1,085,613	1,256,112	1,299,940
Municipal Affairs and Housing	181,060	170,550	0	0	0
Northern Affairs	0	0	0	4,883	4,902
Post-Secondary Education and Skills Training	528,407	508,942	0	0	0
Public Service Commission	8,165	8,945	8,554	8,515	8,263
Rural Revitalization Office	0	597	0	0	0
Saskatchewan Municipal Board	901	956	0	0	0
Saskatchewan Property Management Corporation	22,017	24,502	21,833	22,108	24,278
Saskatchewan Research Council	9,172	8,306	0	7,964	7,779
Saskatchewan Water Corporation	9,444	8,722	3,016	0	0
Women's Secretariat	1,150	1,178	0	0	0

Legislative Branch of Government
Chief Electoral Officer	1,187	841	1,207	7,779	794
Conflict of Interest Commissioner	90	91	99	102	107
Information and Privacy Commissioner	85	84	121	290	373
Legislative Assembly	15,737	17,239	17,455	18,295	18,462
Ombudsman and Children's Advocate	2,540	2,704	2,651	2,737	2,752
Provincial Auditor	4,698	5,136	5,727	5,755	5,755
Total Operating Expense	5,256,820	5,721,165	5,762,451	6,165,713	6,447,856
Operating Surplus	1,496,783	337,909	694,254	392,685	1,343,964

Finance - Servicing the Debt	(664,092)	(616,811)	(611,394)	(602,702)	(578,847)

Transfer from (to) the Fiscal Stabilization Fund	(775,000)	280,000	(82,000)	211,000	(382,500)
Surplus	$57,691	$1,098	$860	$983	$382,617

Accumulated Deficit, Beginning of Year	(7,068,550)	(7,010,859)	(7,009,761)	(7,008,901)	(7,054,005)
Adjustment to accumuated deficit	0	0	0	(46,087)	1,624,178
Accumulated Deficit, End of Year	$(7,010,859)	$(7,009,761)	$(7,008,901)	$(7,054,005)	$(5,047,210)
[1]	See Notes 1-7 commencing on Page 33.
[2]	For 2005, Government Relations and Aboriginal Affairs reflects expenses for the Department of Government Relations and the Department of First Nations and Metis Relations.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Change in Net Debt1,2

For the year ended March 31, 2005

2005
(Thousands of dollars)
Surplus	$382,617

Tangible Capital Assets
Acquisitions	(149,751)
Amortization	103,411
Net (gain) loss on sale	143
Proceeds on sale	133
Net Acquisition of Tangible Capital Assets	(46,064)

Other Non-financial Assets
Net use of prepaid expenses	108
Net acquisition of inventories for consumption	(2,964)
Net Acquisition of Other Non-financial Assets	(2,856)

(Increase) decrease in net debt	333,697
Net tangible capital assets transferred from government organizations	(157,859)
Net Debt, beginning of year	(7,054,005)
Reclassification of prepaid expenditures to non-financial assets	(2,221)
Net Debt, End of Year	$(6,880,388)
[1]	See Notes 1-7 commencing on Page 33.
[2]	This is a new statement introduced in the 2004-05 fiscal year. It reconciles the annual surplus calculated on an expense basis to the annual change in net debt and is part of the new presentation that introduces non-financial assets as a separate category of assets on the Statement of Financial Position.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities

	For the Year Ended March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Receipts

Loans

Agricultural Credit Corporation of Saskatchewan	$168,600	$33,000	$20,434	$14,517	$9,100
Crown Investments Corporation of Saskatchewan	0	101,168	154,108	0	0
Information Services Corporation of Saskatchewan	0	0	0	3,726	13,880
Municipal Financing Corporation of Saskatchewan	27,916	35,000	15,184	3,407	9,391
Saskatchewan Housing Corporation	27,603	41,647	56,955	16,951	0
Saskatchewan Opportunities Corporation	0	0	19,401	0	0
Saskatchewan Power Corporation	54,703	0	0	140,935	149,929
Saskatchewan Property Management Corporation	0	0	0	0	5,500
Saskatchewan Telecommunications
Holding Corporation	89,693	0	0	22,641	14,497
Saskatchewan Water Corporation	17,355	628	669	714	764
SaskEnergy Incorporated	272,934	71,401	91,300	30,799	37,958
Other	13,198	13,173	58,860	73,279	60,810
Total Loan Receipts	672,002	296,017	416,911	306,969	301,829

Sinking Funds

Contributions received from Crown Corporations	24,583	23,364	24,459	24,608	25,729
Debt redemption funded from sinking funds	0	0	0	30,234	120,577
Total Sinking Fund Receipts	24,583	23,364	24,459	54,842	146,306

Other Investing Activities

Equity Investment in Crown Investments
Corporation of Saskatchewan	0	120,000	61,300	0	0
Other	1,357	1,253	1,258	1,635	1,443
Total Other Investing Activities	$1,357	$121,253	$62,558	$1,635	$1,443
Total Receipts	$697,942	$440,634	$503,928	$363,446	$449,578

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Disbursements

Loans

Agricultural Credit Corporation of Saskatchewan	$0	$5,400	$4,700	$0	$0
Education Infrastructure Financing Corporation	0	0	38,224	39,674	0
Information Services Corporation of Saskatchewan	13,316	34,090	10,270	0	0
Municipal Financing Corporation of Saskatchewan	0	0	3,407	5,000	7,148
Saskatchewan Crop Insurance Corporation	0	0	113,000	64,000	44,579
Saskatchewan Housing Corporation	10,336	24,500	16,951	0	0
Saskatchewan Opportunities Corporation	25,359	13,136	0	11,168	0
Saskatchewan Power Corporation	0	200,000	100,000	300,000	350,000
Saskatchewan Property Management Corporation	0	5,500	0	0	0
Saskatchewan Telecommunications
Holding Corporation	90,000	0	0	0	0
Saskatchewan Water Corporation	0	1,435	11,693	5,027	3,521
SaskEnergy Incorporated	341,271	60,000	50,000	0	50,000
Other	15,032	76,464	81,273	74,766	70,412

Total Loan Disbursements	495,314	420,525	429,518	499,635	525,660
Sinking Funds' Contributions	77,252	82,041	81,925	83,424	91,273
Other Investing Activities	71	30	7	7	63
Total Disbursements	$572,637	$502,596	$511,450	$583,066	$616,996
Net Receipts (Disbursements)	$125,305	$(61,962)	$(7,522)	$(219,620)	$(167,418)
[1]	See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Cash Flow1

	For the Year Ended March 31
	2001	2002	2003	2004	2005
	(Thousands of dollars)
Operating Activities

Surplus for the year	$57,691	$1,098	$860	$983	$382,617

Non-cash items included in surplus	(22,940)	(18,316)	(38,794)	36,577	58,538
Net change in non-cash operating activities	(101,570)	(126,884)	114,141	104,065	231,425
Adjustment to accumulated deficit	0	0	0	(46,087)	0
Cash Provided by (Used for) Operating Activities	(66,819)	(144,102)	76,207	95,538	672,580
Capital Activities
Acquisition of tangible capital assets	0	0	0	0	(149,751)
Proceeds on sale of tangible capital assets	0	0	0	0	133
Cash Used for Capital Activities	0	0	0	0	(149,618)
Investing Activities

Loan Advances	(495,314)	(420,525)	(429,518)	(499,635)	(525,660)
Loan Repayments	672,002	296,017	416,911	306,969	301,829
Sinking fund contributions received
from Crown corporations	24,583	23,364	24,459	24,608	25,729
Contributions made to sinking funds	(77,252)	(82,041)	(81,925)	(83,424)	(91,273)
Debt redemption funded from sinking funds	0	0	0	30,234	120,577
Other	1,286	121,223	62,551	1,628	1,380
Cash Provided by (Used for) Investing Activities	125,305	(61,962)	(7,522)	(219,620)	(167,418)
Financing Activities
Proceeds from debt	1,940,265	1,329,476	843,782	1,124,423	986,501
Repayment of debt	(2,238,399)	(1,028,393)	(404,651)	(642,482)	(1,394,950)
Increase (Decrease) in deposits held	148,754	(326,153)	(285,008)	(209,186)	410,817
Cash Provided by (Used for) Financing Activities	(149,380)	(25,070)	154,123	272,755	2,368
Increase (Decrease) in Cash and
Temporary investments	(90,894)	(231,134)	222,808	148,673	357,912
Cash and temporary investments
beginning of year	452,222	361,328	130,194	353,002	501,675
Cash and Temporary Investments,
End of Year	$361,328	$130,194	$353,002	$501,675	$859,587
[1]	See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
For the Year Ended March 31, 2005

1.	Significant Accounting Policies

        These financial statements are prepared in accordance with the generally accepted accounting principles for senior governments as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

  transfers to and from the Fiscal Stabilization Fund are included in the determination of surplus for the year; and, pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

        The significant accounting policies are summarized below.

(a)	Reporting Entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenses/recoveries for revolving funds’ operations are charged to expense.

        The Government’s summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(b)	Basis of Accounting

Revenue

        Revenues are recorded on the accrual basis except for corporate and personal income taxes which are recorded when received from the federal government.

        Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expense

        Expenses are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis.

        Government transfers are recognized as expenses in the period during which the transfer is authorized and any eligibility criteria are met.

Assets

        Financial assets are those assets on hand at the end of an accounting period which could provide resources to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

        Temporary investments are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of long term debt. They are recorded at cost and amortized on a straight-line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Short term loans to Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

        Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

        Inventories for consumption are recorded at cost and expensed as they are consumed.

        Tangible capital assets are recorded at cost and include all amounts directly attributable to the acquisition, construction, development or betterment, except interest. Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Liabilities

        Liabilities are present obligations to outside organizations and individuals as a result of transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where any eligibility criteria have been met, to repay borrowings, to pay for goods and services acquired prior to year end, and to deliver goods or services in the future, where payment has been received.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Debt is issued for general government purposes and for Crown corporations. All debt is recorded at par.

        Premiums, discounts, and issue costs incurred on debt issued for general government purposes are recorded as deferred charges and amortized on a straight-line basis over the remaining life of the debt issue.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within the sinking fund are amortized on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Unamortized foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of debt and sinking fund investments, held for general government purposes in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight-line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from transactions for general government purposes, are included in servicing the debt.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to repay promissory notes, bank loans, lines of credit, mortgages and other securities. Loss provisions on guaranteed debt are recorded when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments less recoveries. The loss provision is recorded as a liability and an expense in the year determined and is adjusted as necessary to ensure it equals the expected payout of the guarantee.

2.	Measurement Uncertainty

        Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount.

        Measurement uncertainty exists in these financial statements in the accrual of non-renewable resource royalties, and the federal government’s Equalization, Canada Health Transfer and Canada Social Transfer payments. The uncertainty arises from factors such as price and production sensitivities in the royalty structures, and the effect on transfers from the federal government of changes in economic and demographic conditions in the Province and the country. It is reasonably possible that changes in future conditions in the near term could require a material change in the amounts recognized. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

3.	Cash and Temporary Investments

        Temporary investments are generally for less than 30 days, and have an average effective interest rate of 2.53 per cent. These investments are carried at cost which approximates market value.

4.	Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale at March 31, 2005 is $204.9 million (2004 — $205.2 million).

5.	Tangible Capital Assets

        The Government has a significant investment in tangible capital assets that have a useful life of greater than one year. These assets are a key component in the delivery of government programs and provide on-going value to the public.

        The following table discloses the Government’s tangible capital assets and does not include works of art and historical treasures such as the Legislative Building. Intangible assets and items inherited by right of the Crown, such as Crown lands, forests, water and mineral resources, are not recognized in these financial statements.

        The Saskatchewan Property Management Corporation (SPMC) also acquires tangible capital assets for use in day to day operations. SPMC manages most of the buildings and land used in the provision of services to the public. These assets are reported separately in the financial statements of SPMC.

						(Thousands of dollars)
	2005						2004
	Land & Buildings	Machinery & Equipment	Transportation Equipment	Office & Information Technology	Infrastructure	Total	Total[1] (Restated)
Estimated useful life	15 years- Indefinite	10-20 years	10-40 years	5-10 years	15-40 years
Opening Net Book Value of
Tangible Capital Assets
(Restated)	$87,122	$56,202	$7,831	$38,347	$1,380,205	$1,569,707	$1,423,665
Opening cost	94,635	98,485	12,359	63,864	2,694,800	2,964,143	2,762,702
Acquisitions	6,335	8,641	5,804	9,453	119,518	149,751	242,816
Transfers[2]	180,874	0	0	1,012	177	182,063	(344)
Disposals	0	(1,000)	0	0	(41,241)	(42,241)	(41,031)
Closing cost[3]	281,844	106,126	18,163	74,329	2,773,254	3,253,716	2,964,143

Opening accumulated
amortization	7,513	42,283	4,528	25,517	1,314,595	1,394,436	1,302,628
Annual amortization	6,429	4,484	705	7,129	84,664	103,411	133,370
Transfers[2]	23,372	0	0	832	0	24,204	(592)
Disposals	0	(735)	0	0	(41,230)	(41,965)	(40,970)

Closing accumulated
amortization	37,314	46,032	5,233	33,478	1,358,029	1,480,086	1,394,436

Closing Net Book Value of
Tangible Capital Assets	$244,530	$60,094	$12,930	$40,851	$1,415,225	$1,773,630	$1,569,707
[1]	Tangible capital assets were not reported on the Statement of Financial Position in 2004.
[2]	During 2004-05, the Saskatchewan Opportunities Corporation transferred capital assets with a cost of $181.9 million and accumulated amortization of $24.2 million to the General Revenue Fund in exchange for the cancellation of the Corporation's loan.
[3]	Closing cost includes work-in-progress of $11.7 million (2004 - $8.4 million).

6.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances general government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk – interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. At March 31, 2005, 88.1 per cent (2004 – 82.0 per cent) of the gross debt effectively carried a fixed rate of interest.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2005, 91.5 per cent (2004 – 86.3 per cent) of the gross debt was effectively denominated in Canadian dollars.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties with good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2005, 100 per cent (2004 – 100 per cent) of counterparties held a credit rating of A or higher, as defined by Standard and Poor’s.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

7.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit pension plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable from the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. These valuations are extrapolated by an actuary when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The TSP provides inflation protection equal to 80 per cent of the annual increase in the Consumer Price Index. Other plans provide inflation indexing at the discretion of the Lieutenant Governor in Council.

        The Government is required to match member current service contributions for all plans except Judges and the PSSP. Separate pension funds are maintained for all plans except the PSSP and MLA. PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans follows.

	2005				2004
	TSP	PSSP	Others	Total	Total
Plan status	closed	closed	closed [1]	n.a.	n.a.
Member contribution rate, percentage of salary	7.85	7-9 [2]	5-9 [2]	n.a.	n.a.
Number of active members	3,811	1,580	68	5,459	6,252
Average age of active members, years	51.9	53.7	56.0	52.4	52.0
Former members entitled to deferred pension benefits	5,645	131	10	5,786	6,013
Number of superannuates and surviving spouses	10,238	5,780	2,307	18,325	17,987
Actuarial valuation date	Jun 30/03	Dec 31/02	Various	n.a.	n.a.
Assumptions used:
Rate of compensation increase	3.50%	4.00%	4.00%	n.a.	n.a.
Expected long-term rate of return on plan assets	7.00%	6.25%	6.25%	n.a.	n.a.
Discount rate	7.00%	6.25%	6.25%	n.a.	n.a.
Inflation rate	3.00%	3.00%	3.00%	n.a.	n.a.
n.a. = not applicable
[1]	Judges is open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

        Based on the latest actuarial valuation, extrapolated to March 31, 2005, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

				(Thousands of dollars)
	2005				2004
	TSP[1]	PSSP	Other	Total	Total
Accrued benefit obligation,
beginning of year	$4,137,353	$1,578,853	$244,589	$5,960,795	$5,613,436
Current benefit cost	55,064	16,833	3,178	75,075	74,565
Interest cost	280,496	96,121	15,271	391,888	389,996
Actuarial (gains) losses	0	(5,029)	(2,421)	(7,450)	234,994
Benefit payments	(260,558)	(98,680)	(653)	(359,891)	(352,196)
Accrued benefit obligation, end of year	4,212,355	1,588,098	259,964	6,060,417	5,960,795
Plan assets, beginning of year	1,623,832	0	157,483	1,781,315	1,927,066
Return on plan assets	111,337	0	10,971	122,308	132,687
Employer contributions	80,080	92,936	4,853	177,869	170,343
Employee contributions	19,382	5,744	362	25,488	24,879
Plan expenses	(3,427)	0	(1,532)	(4,959)	(3,488)
Actuarial gains (losses)	0	0	0	0	(117,976)
Benefit payments	(260,558)	(98,680)	(653)	(359,891)	(352,196)
Plan assets, end of year	1,570,646	0	171,484	1,742,130	1,781,315
	2,641,709	1,588,098	88,480	4,318,287	4,179,480
Unamortized estimation adjustments[2]	(86,803)	(88,116)	(508)	(175,427)	(156,324)
Pension Liabilities[3]	$2,554,906	$1,499,982	$87,972	$4,142,860	$4,023,156
[1]	The TSP accrued benefit obligation includes a liability of $40.5 million (2004 - $43.0 million) relating to the TSP disability provision. The TSP's actual rate of return on plan assets was 10.3 per cent (2004 - 21.3 per cent).
[2]	Amortized against the net obligation over 4 to 13 years, which is the estimated average remaining service life of active plan members at the time the estimation adjustment arose.
[3]	Pension liabilities are estimated using interest rates that are reflective of the long-term rate of returns and short-term forecasts. A 1 per cent decrease in the interest rate would result in a $484.4 million and $189.0 million increase in the pension liabilities for TSP and PSSP, respectively, and a 1 per cent increase would result in a $398.7 million and $157.2 million decrease in the pension liabilities for TSP and PSSP, respectively.

        At March 31, 2005, the market value of plan investments was $1.8 billion (2004 — $1.8 billion). Of this amount, 41.7 per cent (2004 — 39.6 per cent), was invested in fixed income securities and 50.1 per cent (2004 — 53.7 per cent) in equity investments.

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes follows:

	2005				2004
	PEPP		STRP	Total	Total
Plan status	open		n.a.	n.a.	n.a.
Member contribution rate, percentage of salary	5-6.35	[1]	n.a.	n.a.	n.a.
Employer contribution rate, percentage of salary	6.35		n.a.	n.a.	n.a.
Number of active members, all employers	29,452		n.a.	29,452	29,324
General Revenue Fund participation:
Number of active members	15,321		n.a.	15,321	14,554
Number of inactive members	7,397		n.a.	7,397	7,758
Member contributions (thousands of dollars)	$32,457		n.a.	$32,457	$31,137
Government contributions (thousands of dollars)	$32,584		$32,817	$65,401	$62,602
n.a. = not applicable
[1]	Contribution rate varies based on employee group.

Pension expense

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

	(Thousands of dollars)
	2005	2004
Defined benefit plans	$177,869	$170,343
Defined contribution plans	65,401	62,602
Total Pension Expense	$243,270	$232,945

8.	Reserves

        The Environmental Protection Reserve was created to provide contingency funding to mitigate unforeseen environmental problems related to uranium milling. During the year, the Reserve was reduced by costs recorded by the Department of Industry and Resources related to the clean up and rehabilitation of abandoned northern uranium mine sites. At March 31, 2005, the balance in the reserve is $0 (2004 — $11.9 million).

9.	Commercial Operations

        Under The Financial Administration Act, 1993, the Lieutenant Governor in Council may approve the use of net budgeting for commercial type activities. With this approval, revenues may be used to pay for the related costs without requiring an appropriation. The Lieutenant Governor in Council has approved net budgeting for highway’s custom work activities as follows:

	(Thousands of dollars)
	Budget	Actual
Commercial Operations Revenue
Recovery from external sources		$6,100
Recovery of overhead costs[1]		(475)
Commercial Operations Revenue	$7,500	$5,625
Commercial Operations Expense	7,500	5,583
Net Results	$0	$42
[1]	Where a portion of revenue collected relates to the recovery of overhead costs (e.g. employee benefit costs), paid for through other departments, the revenue is included in sales, services and service fees.

10.	Debt Servicing Costs

	(Thousands of dollars)
	2005	2004
Total interest costs	$847,241	$890,317
Interest reimbursed from Crown corporations and others	(277,341)	(296,506)
Net foreign exchange loss	1,528	3,660
Other costs	7,419	5,231
Total Debt Servicing Costs	$578,847	$602,702

11.	Operating Expense by Function and by Object

        Operating expense by function is reported as follows:

	(Thousands of dollars)
	2005	2004
Agriculture	$392,363	$333,179
Community development	187,947	197,952
Economic development	109,252	102,919
Education	1,272,865	1,228,316
Environment and natural resources	117,073	164,652
Health	2,773,961	2,515,823
Protection of persons and property	281,713	272,464
Social services and assistance	679,398	680,745
Transportation	294,848	326,137
Other	338,436	343,526
Total Operating Expense	$6,447,856	$6,165,713

        Operating expense by object is reported as follows:

	(Thousands of dollars)
	2005	2004
Personal services	$537,392	$553,397
Travel	34,456	36,035
Transfers	5,185,792	4,763,470
Supplier payments	352,243	519,160
Amortization of tangible capital assets	103,411	0
Other	234,562	293,651
Total Operating Expense	$6,447,856	$6,165,713

12.	Contingencies

        Guaranteed debt

        Debt of $55.9 million (2004 — $113.4 million) is guaranteed by the Minister of Finance.

        Lawsuits

        Up to $88.6 million may be paid, depending on the outcome of lawsuits in progress.

        Indian and Northern Affairs Canada

        The Government pays for certain social services provided to status Indians and submits claims to the federal government for the cost of these services. The Government believes these costs are the responsibility of the federal government and believes they are fully reimbursable. However, the federal government denies responsibility for a portion of these costs.

        The Government is unable to determine whether or not the outstanding amounts will be reimbursed. The Government will account for any recovery resulting from the resolution of this contingency at the time of settlement. No provision for such a recovery has been made in these financial statements.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2005, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $184.2 million (2004 — $134.2 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

13.	Contractual obligations

        Major contractual obligations include:

  Treaty land entitlement agreement valued at approximately $21.5 million over six years; rural municipality and school division tax loss compensation of approximately $11.1 million as land achieves reserve status over the course of the agreements;

  Research and development projects for agriculture technology and opportunities in the agri-food industry, $13.9 million over five years;

  Weyerhaeuser Canada Ltd. road maintenance and construction agreement, term indefinite, five year estimate $16.8 million;

  Capital grant projects, over the next 15 years, $74.7 million;

  Contracts for highway improvement, $60.7 million;

  Computer service agreements, $19.5 million over three years;

  Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $50.5 million over five years;

  Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $31.9 million over three years;

  Research and development for national primary health care awareness strategy $4.7 million; and,

  Vaccine and Infectious Disease Organization, operating funding, $7.2 million over four years.

        Included are contractual obligations for agriculture $13.9 million, education $81.9 million, environment and natural resources $31.9 million, health $10.3 million, transportation $77.6 million, economic development $50.4 million, social services and assistance $8.7 million and other $37.8 million.

14.	Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Transactions include transfers to related parties of $2,380.4 million (2004 — $2,237.3 million).

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

  payments to related parties of approximately $115.9 million (2004 — $115.2 million) to Saskatchewan Property Management Corporation and $15.3 million (2004 — $15.6 million) to Saskatchewan Telecommunications Holding Corporation;

  taxation and non-renewable resource revenue received from related parties during 2004-05 of approximately $74.4 million (2004 — $69.6 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

        Amounts due to or from related parties are described separately in these financial statements.

15.	Trust Funds

        Trust funds are property held and administered on behalf of beneficiaries. Trust assets are not owned by the Government and the Government has no equity in the funds. Therefore, trust funds are not included in the reporting entity.

        Fund balances held and administered by the General Revenue Fund at March 31, 2005, were as follows:

	(Thousands of dollars)
	2005	2004
Pension plans[1]	$6,391,974	$6,062,152
Public Guardian and Trustee for Saskatchewan	135,541	136,396
Other trusts	20,310	20,346
Total Trust Funds	$6,547,825	$6,218,894
[1]	The balance reflects the latest financial statements of the funds closest to March 31, 2005.

16.	Comparative Figures

        Certain of the 2004 figures have been reclassified to conform with the current year presentation. With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

17.	Debt Reduction Account

        This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

	(Thousands of dollars)
	Budget	Actual
Debt Reduction Account, beginning of year	$586,496	$586,496
Reduction in Accumulated Deficit for the year	67	382,617
Debt Reduction Account, End of Year	$586,563	$969,113

18.	Adjustment to Accumulated Deficit

        During 2004-05, the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Along with this change in accounting policy, a new financial statement presentation was introduced. This new presentation introduces non-financial assets as a separate category of assets on the Statement of Financial Position. It also results in the annual surplus and accumulated deficit being calculated using the expense basis of accounting, as opposed to the expenditure basis used previously. Also introduced is a new statement, the Statement of Change in Net Debt, which reconciles the annual surplus calculated on the expense basis to the annual change in net debt. Net debt is calculated as liabilities less financial assets.

        Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets on the Statement of Financial Position and the cost of the Government’s use of these assets during the year is recorded as an expense in the Statement of Operations. Prior to 2004-05, tangible capital assets and inventories for consumption were recorded as expenditures in the period acquired. The initial impact of this change in accounting policy was an increase in the opening balances of tangible capital assets of $1,569.7 million and inventories for consumption of $54.5 million and a corresponding decrease in the opening accumulated deficit of $1,624.2 million. In addition, prepaid expenditures of $2.2 million were reclassified from financial to non-financial assets. The comparative figures have not been restated. The effect of this change in accounting policy in the current year is an increase in non-financial assets of $206.9 million and an increase in the surplus of $54.9 million.

        During 2003-04, a change was made to the accounting treatment for transfers under the Net Income Stabilization Account (“NISA”) resulting in a $46.1 million reduction in agriculture expense and a corresponding increase in opening accumulated deficit.

19.	Subsequent Event

        On April 1, 2005, the Saskatchewan Property Management Corporation (“SPMC”) was wound up and its assets and liabilities were transferred to the General Revenue Fund. At the same time, a new government department, Saskatchewan Property Management, was created.

        The new department will provide a full range of accommodation, commercial and custodial services to government departments, agencies and Crown corporations, similar to SPMC’s responsibilities.

        The financial results of the new department will be included in the financial statements of the General Revenue Fund beginning in 2005-06. The following balances were transferred to the General Revenue Fund, effective April 1, 2005:

(Thousands of dollars)
Financial assets	$21,595
Liabilities	(71,283)
Non-financial assets	382,782
Net Assets	$333,094

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2005 (unaudited)

A.	Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
January 16/02	April 1/05	4.205	Canadian	50,000,000
(The original floating rate debt pays interest at the three month BA rate plus 0.09%. This has been swapped into a fixed rate obligation at 4.205%.)

July 15/00	July 15/05	5.75	Canadian	478,715,500
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2001.)

December 19/95	December 19/05	7.50	Canadian	300,000,000
(Non Callable; annual sinking fund)

March 24/99	March 5/06	5.00 - 5.60	Canadian	60,000,000
(If not redeemed by the holder on March 5, 2006, this note matures on March 5, 2029. This note pays interest at 5.00% to March 5, 2006 and 5.60% thereafter.)

October 27/00	June 1/06	6.00	Canadian	250,000,000
(Non Callable)

July 15/01	July 15/06	4.25	Canadian	46,043,000
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2002.)

August 23/96	August 23/06	7.846	Canadian	63,684,000
(The original 5,000,000,000 3.451% Japanese Yen loan has been swapped into Canadian dollars resulting in an all-in cost of 7.846%; Non Callable)

November 1/01	December 1/06	4.75	Canadian	300,000,000
(Non Callable)

January 25/00	January 25/07	6.35	Canadian	30,000,000
(Extendible at the option of the holder to January 25, 2030; annual sinking fund.)

January 25/00	January 25/07	5.49 - 6.35	Canadian	170,000,000
(Extendible at the option of the holder to January 25, 2030. This note pays interest at 6.20% to January 25, 2007, and 6.35% thereafter; $120,000,000 of this note has been swapped into an obligation paying 5.49% to January 25, 2007, and 6.35% thereafter; annual sinking fund.)

March 9/00	March 9/07	6.25	Canadian	250,000,000
(Non Callable)

May 15/97	May 15/07	6.65	Canadian	30,000,000
(Non Callable; annual sinking fund)

July 15/02	July 15/07	3.25	Canadian	48,899,700
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2003)

January 31/02	September 6/07	5.00	Canadian	400,000,000
(Non Callable)

March 2/83	March 1/08	9.00	Canadian	50,000,000
(Non Callable)

March 15/93	March 15/08	7.125	U.S.	194,000,000
(Non Callable; annual sinking fund)

November 28/97	May 28/08	5.50	Canadian	20,000,000
(Non Callable; annual sinking fund)

February 26/98	June 2/08	5.50	Canadian	400,000,000
(Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
July 15/03	July 15/08	3.00	Canadian	116,014,300
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2004)

September 24/03	September 5/08	3.90 - 5.75	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 3.90% to September 5, 2008, and 5.75% thereafter)

February 13/02	February 13/09	5.05 - 6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009, and 6.30% thereafter; annual sinking fund)

August 3/04	June 17/09	4.00 - 5.50	Canadian	26,000,000
(If not redeemed by the holder on June 17, 2009, this note matures on June 17, 2019; This note pays interest at 4.00% to June 17, 2009 and 5.50% thereafter)

July 15/04	July 15/09	2.10	Canadian	22,888,100
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2005)

September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)

November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)

January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)

September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)

June 10/03	September 5/11	4.75 - 5.80	Canadian	104,500,000
($50,000,000 of medium term notes were issued on June 10, 2003; This issue was reopened on June 2, 2004, and an additional $54,500,000 medium term notes were sold; Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter; annual sinking fund)

September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)

February 2/93	February 1/13	7.613	Canadian	568,212,000
(The original 8% $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.613%; Non Callable; annual sinking fund)

June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)

July 20/93	July 15/13	7.753 7.375 7.375	Canadian U.S. U.S.	228,639,500 50,000,000 75,000,000
($175,000,000 U.S. of the GRF's $225,000,000 U.S. share of the 7.375% debenture issue has been swapped into Canadian dollars at an interest rate of 7.753%. Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)

September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)

March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)

June 22/04	June 3/14	5.25	Canadian	300,000,000
($250,000,000 of debentures were issued on June 22, 2004; This issue was reopened on December 10, 2004 and an additional $50,000,000 of debentures were sold; Non Callable)

December 1/65	December 1/15	5.125	Canadian	1,272,697
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
September 17/96	September 17/16	7.93	Canadian	15,037,000
(Non Callable Serial Note payable in annual instalments)

June 17/04	June 17/19	5.00	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable)

December 20/90	December 15/20	9.653 10.08 9.375 9.375	Canadian Canadian U.S. U.S.	65,972,500 126,600,000 45,000,000 100,000,000
($55,000,000 U.S. of the GRF's $100,000,000 U.S. share of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. SaskTel's $100,000,000 U.S. share of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 10.08%; Non Callable; annual sinking fund)

February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)

February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)

July 21/92	July 15/22	8.50	U.S.	300,000,000
(Interest payments on the GRF's $100,000,000 U.S. share of the 8.50% debenture issue have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)

December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)

February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)

December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)

May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)

August 12/04	September 5/35	5.60	Canadian	400,000,000
($200,000,000 of debentures were issued on August 12, 2004; This issue was reopened on October 5, 2004 and an additional $200,000,000 of debentures were sold; Non Callable; annual sinking fund)

February 15/05	March 5/37	5.00	Canadian	150,000,000
(Non Callable: annual sinking fund)

September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan[1]
April 1985-March 1986	April 2005-March 2006	11.48	112,507,000
April 1986-March 1987	April 2006-March 2007	9.61	133,709,000
April 1987-March 1988	April 2007-March 2008	9.61	88,333,000
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010[2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011[2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012[2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013[2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020[2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021[2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023[2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024[2]	5.48	40,189,000
			$977,294,000

Re: The Municipal Development Loan Fund
1965-1967	2005-2007	5.38	$5,296
Total			$977,299,296
[1]	All debentures issued to the CPP have a 20-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
[2]	Subject in part to annual sinking funds; equity in sinking funds at March 31, 2005, $68,174,089.

Summary

$ Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$9,871,995
Debentures Issued to Minister of Finance of Canada	977,299
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	1,020,902
Term Debt Outstanding	11,870,196
Promissory Notes Outstanding	202,700
Gross Debt	$12,072,896

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (“CIC”)

        Introduction.   CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2004, there were twelve corporations so designated.

        Fiscal Year 2004 Highlights — Non-Consolidated Basis.   CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2004 were $275.0 million compared to $274.3 million in 2003. The $0.7 million increase was primarily due to an increase in dividends from CIC’s subsidiary Crown corporations and NewGrade. This improvement was offset by increases in grants paid to subsidiaries of $10.2 million and costs attributed to the Utility Bundle Rebate of $52.0 million.

        Revenues for the year were $350.9 million, an increase of $53.7 million from 2003. The increase was primarily the result of higher dividends from subsidiary Crown corporations and NewGrade, partly offset by lower interest earned on investments and a decrease in other revenue.

        The following dividends were declared to CIC in 2004.

Millions
Saskatchewan Telecommunications Holding Corporation	$88.0
SaskEnergy Incorporated	70.0
NewGrade Energy Inc.	60.4
Saskatchewan Power Corporation	59.8
Investment Saskatchewan Inc.	42.3
Saskatchewan Government Insurance	27.1
$347.6

Dividends declared to CIC from CIC Crown corporations in 2003 totalled $293.2 million.

        Expenses were $9.0 million in 2004 (2003 — $18.2 million). The $9.2 million decrease was mainly due to a $6.7 million decrease in operating expenses and a $2.5 million decrease in interest expense. Operating expenses were $8.8 million (2003 — $15.4 million). The decrease was mainly due to the reorganization of CIC Industrial Interests Inc. into Investment Saskatchewan Inc. Interest expense decreased to $nil (2003 — $2.5 million), reflecting the repayment of maturing long term debt in 2003 combined with the transfer of CIC’s remaining long term debt to Investment Saskatchewan. Debt at year-end was $nil (2003 — $nil).

        CIC did not have any asset write-downs in either 2003 or 2004.

        Fiscal Year 2004 Highlights — Consolidated Basis.   The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2004, CIC reported consolidated net earnings of $312.1 million on total revenues of $4.1 billion, compared to consolidated net earnings of $345.4 million (restated) on total revenues of $3.9 billion (restated) in 2003. Excluding non-recurring income of $8.0 million (2003 – losses of $15.8 million), income tax expense of $26.2 million (2003 — $0.5 million recovery), and public policy expenditures of $52.0 million (2003 — $nil), earnings from ongoing operations were $382.3 million (2003 — $360.7 million (restated)). The increase was primarily due to increases in earnings at: SaskEnergy, primarily due to gains on commodity sales compared to losses in the previous year; SGI, due to improved underwriting results; and Information Services Corporation, due to two large industrial title transfers, higher volumes of transactions, and rate rebalancing. Offsetting this increase was lower income at SaskPower, primarily due to extraordinarily high earnings in 2003 related to foreign exchange gains on its U.S. dollar denominated debt. Non-recurring items in 2004 consisted of gains on the sale of assets: $4.3 million on the sale of shares in Austar United Communications Limited; and $3.7 million non-cash gain on the sale of shares of Navigata Holding, Inc. Non-recurring items in 2003 consisted of a $9.4 million writedown in goodwill related to an investment in Retx, Inc. and a $6.4 million provision taken on Persona Inc.

        As CIC has strengthened its financial position by reducing its non-consolidated debt, higher dividends to the GRF have been possible. CIC has been able to increase its regular GRF dividend over time from $50 million in 1997 to $188 million in 2004 (2004 dividend adjusted for public policy expenditures). Proceeds from asset sales and strong cash dividends from investments have enabled special dividends of $180 million and equity repayments of $266.3 million since 1998. In 2005, CIC expects to declare a dividend of $175 million (2004 — $188 million).

        In 2003, the government made a commitment that Saskatchewan families will enjoy the lowest-cost bundle of basic utility services in Canada. The bundle includes residential electricity and natural gas, basic phone service and auto insurance. This commitment was met through a rebate program in 2004 at a cost of $52.0 million, funded by CIC through a reduction of its dividend to the GRF.

        During 2004, capital expenditures made by CIC and the Crown corporations under its purview totaled $479.2 million compared to $488.5 million (restated) spent in 2003. Taxes and resource payments made by the corporations were $87.3 million in 2004 compared to $98.4 million (restated) in 2003. Total consolidated assets administered by CIC were $8.1 billion as at December 31, 2004, up from $7.9 billion (restated) as at December 31, 2003.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the SRRP by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        In 2004, SRRP conducted two rate reviews. Proposed changes to the Saskatchewan Auto Fund were withdrawn by SGI because of new information received from an external actuary forecasting an improved financial picture for the Auto Fund, making a rate increase unnecessary.

        Cabinet approved SaskPower’s interim 9 per cent system wide average increase effective September 1, 2004, pending SRRP’s review. As a result of SRRP’s review, the increase was effectively reduced to 5.65 per cent retroactive to September 1, 2004. SaskPower was directed to issue a credit to all customers, with interest, for the amount over-collected from them between September 1, 2004 and February 28, 2005. This credit appeared on electricity bills in March 2005.

        CIC administers twelve subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2004, the following twelve active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, SGGF Management Corporation, SGI, Saskatchewan Opportunities Corporation, SaskPower, SaskTel (Holding Corporation), Saskatchewan Telecommunications (a subsidiary of SaskTel), STC, Saskatchewan Water Corporation, and SaskEnergy. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.  SaskPower provides electrical energy and related services including the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        SaskPower’s net earnings were $66.4 million in 2004 compared to $187.2 million in 2003. Earnings in 2004 included $3.1 million of foreign exchange gains (2003 — $112.8 million) associated with the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar closed December 31, 2004 at U.S. $0.8308, up $0.06 from the December 31, 2003 rate of U.S. $0.7738.

        Total revenues increased to $1,257.2 million in 2004 from $1,243.5 million in 2003 due to higher Saskatchewan sales primarily as a result of the impact of a 5.65 per cent system wide average rate increase offset by a decrease in export sales.

        Total expenses of $1,194.3 million (2003 — $1,061.8 million) increased due to higher operating costs and finance charges.

        SaskPower’s debt increased to $2.041 billion (including short term debt) (2003 — $1.771 billion) due to the additional borrowing of $400 million during the year offset by debt repayments, sinking fund installments and the revaluation of the U.S. dollar denominated debt.

        For 2004, SaskPower declared a dividend to CIC of $59.8 million (2003 — $168.5 million).

        Capital spending of $300.6 million in 2004 (2003 — $266.6 million) was for new wind generation; customer connections; and to extend the life of existing transmission and distribution infrastructure.

        SaskPower, through its wholly-owned subsidiary, SaskPower International is proceeding with the development of 150 megawatts of wind generation in Saskatchewan. The Centennial Wind Power Project will be located near Swift Current and is scheduled to be commercially operational by December 2005. The cost of the project is estimated to be $272 million.

        Cabinet approved SaskPower’s interim 9 per cent system wide average increase effective September 1, 2004, pending SRRP’s review. As a result of SRRP’s review, the increase was effectively reduced to 5.65 per cent retroactive to September 1, 2004. SaskPower was directed to issue a credit to all customers, with interest, for the amount over-collected from them between September 1, 2004 and February 28, 2005. This credit appeared on electricity bills in March 2005.

        In July 2005, SaskPower submitted a rate application to SRRP for a 4.9 per cent system wide average increase effective October 1, 2005. In September 2005, the effective date of the proposed increase was deferred to January 1, 2006 due to improved lower cost hydro generation conditions in the province for 2005. The increase is to recover higher costs associated with fuel, operations, and maintenance of its infrastructure. Following SRRP's review and recommendation of the rate application, Cabinet approved the rate increase.

        Saskatchewan Telecommunications Holding Corporation.   SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 90 years. Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, Internet pawnshop transaction tracking, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        SaskTel’s consolidated net income in 2004 was $94.5 million compared to $83.0 million (restated) in 2003. Income from operations was $113.3 million, the same as in 2003 ($113.3 million (restated)).

        Operating revenues for 2004 increased to $932.4 million, up $35.2 million from $897.2 million (restated) in 2003. Increased revenues in cellular, internet, entertainment services, directory and diversified operations were partially offset by adoption of new accounting standards for recognition of service connection charges.

        Operating expenses for 2004 increased to $819.1 million, up $35.2 million from $783.9 million (restated) in 2003. The increase was primarily due to restructuring charges of $40.5 million.

        SaskTel continues to self-finance its capital and dividend requirements. Debt was $369.0 million in 2004 compared to $408.2 million in 2003. Interest charges increased to $27.0 million in 2004 from $9.3 million in 2003, primarily due to a reduction in offsetting foreign currency gains in 2004 as compared to 2003.

        SaskTel’s net capital spending in 2004 was $123.1 million, compared to $127.6 million in 2003. Spending continued to be focused on investment to support the telecommunications networks and meet customer demand as well as on investment to support growth, including established initiatives such as entertainment services and cellular network expansion.

        During 2004, SaskTel declared a dividend of $88.0 million to CIC (2003 — $76.6 million).

        SaskEnergy Incorporated.   SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        SaskEnergy’s consolidated earnings in 2004 were $107.8 million compared to $40.9 million in 2003. The profit earned by the natural gas distribution utility was $55.9 million. The net income for TransGas was $26.8 million, while SaskEnergy’s other subsidiaries contributed income of $25.1 million, primarily from natural gas marketing activities.

        Consolidated net income in 2004 was $70.0 million before a gain of $37.8 million from commodity sales. The corporation uses a Gas Cost Variance Account (“GCVA”) that was established to accumulate the differences between the commodity rate charged to customers, which is based on the forecast cost of gas sold, and the actual cost of gas sold. The purpose of the GCVA is to ensure that customers ultimately pay only actual costs for the commodity. In accordance with current accounting methods, the change in the balance of the GCVA over a reporting period either increases or decreases earnings. The balance in the GCVA at December 31, 2004 was $25.1 million to be collected from customers in future years.

        Revenues of $317.4 million, excluding commodity sales, were up from $312.9 million (restated) in the previous year primarily due to higher transportation volumes and increased revenue from natural gas marketing activities.

        Expenses were $247.3 million in 2004 compared to $244.6 million (restated) in 2003.

        Debt decreased to $754.5 million from $772.9 million in 2003 primarily due to improved earnings which allowed SaskEnergy to repay a portion of its short term debt.

        Capital spending of $67.8 million in 2004 (2003 — $79.1 million (restated)) was primarily for new customer connections to the natural gas distribution utility network, and supporting transmission pipeline system expansion and pipeline integrity programs.

        For 2004, SaskEnergy declared a dividend to CIC of $70.0 million (2003 – $26.7 million).

        In 2003, Cabinet approved an interim increase in natural gas consumption rates from 20.14 to 26.85 cents per cubic metre effective May 1, 2003, pending a recommendation from SRRP. Subsequent to SRRP’s review, the rate was adjusted to 25.82 cents per cubic metre effective August 1, 2003.

        In September 2005, SaskEnergy submitted a rate application to SRRP for a system wide average increase of 27 per cent effective November 1, 2005 to recover costs associated with record-high commodity prices. In October 2005 the rate application was revised to request a system wide average increase of 41 per cent effective November 1, 2005. SRRP recommended a 27 per cent rate increase, which was subsequently reduced to 10 per cent by Cabinet, commensurate with an energy cost mitigation program. The rate differential is a public policy expenditure and will not impair SaskEnergy’s financial health.

        In January 2003, TransGas implemented a 2 per cent average rate increase. As a result of stronger than anticipated revenues attributable to increased throughputs, a series of rate reductions were subsequently implemented: a temporary 4 per cent reduction for the period August 1 to December 31, 2003; 2.0 per cent effective January 1, 2004; and 3.4 per cent effective November 1, 2004. A proposed average rate reduction of 2.6 per cent effective on January 1, 2006 is subject to Cabinet approval.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc. (formerly CIC Industrial Interests Inc.).   On September 2, 2003, the Government of Saskatchewan announced that CIC Industrial Interests Inc. would be reorganized as a distinct organization, Investment Saskatchewan Inc., with an independent Board of Directors. Investment Saskatchewan, a share capital corporation incorporated under The Business Corporations Act (Saskatchewan), is a wholly owned subsidiary of CIC created as a vehicle to own certain investments in entities of a commercial nature which involved some degree of private ownership. Investment Saskatchewan’s major loans and investments include HARO Financial Corporation, Meadow Lake Pulp Limited Partnership (“MLPLP”) through CIC Pulp Ltd., and Saskferco Products Inc.

        Investment Saskatchewan’s first standalone annual report was issued for 2003. Previously, CIC Industrial Interests Inc.‘s financial statements were included in CIC’s annual report on a non-consolidated basis. Results below reflect Investment Saskatchewan’s consolidated financial results.

        Investment Saskatchewan reported earnings of $19.3 million in 2004 compared to $7.5 million in 2003. Revenue was $274.0 million in 2004 compared to $209.4 million in 2003. The increase was primarily due to strong fertilizer prices and interest revenue related to loan repayments from HARO Financial Corporation.

        Expenses were $217.9 million (2003 — $203.3 million). The $14.6 million increase was primarily due to increased costs of goods sold in support of increased sales volumes.

        Debt was $60.4 million (2003 — $64.5 million). As part of Investment Saskatchewan’s restructuring in 2003, CIC transferred $20.9 million in long term debt along with related sinking funds to Investment Saskatchewan. This transfer resulted in a corresponding decrease in amounts due to CIC. On March 31, 2004, $190.2 million in non-interest bearing advances from CIC were converted to common shares of Investment Saskatchewan.

        During 2004, Investment Saskatchewan’s purchases of investments were $8.4 million (2003 — $25.7 million) and purchases of property, plant and equipment were $2.5 million (2003 — $8.8 million).

        During 2004, dividends declared to CIC were $42.3 million (2003 – $nil).

        Investment Saskatchewan’s significant holdings are discussed below.

        Saskferco Products Inc. is a nitrogen-based fertilizer plant located near Belle Plaine, owned by Investment Saskatchewan (49 per cent), Cargill Limited (Canada) (50 per cent), and Citibank Canada (1 per cent). Medium Term Notes issued by Saskferco with a principal amount of U.S. $65.0 million as at March 31, 2005 are guaranteed by the GRF. The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco has established a debt retirement fund specifically for the Medium Term Notes. The fund had a balance of $92.5 million as of March 31, 2005. The GRF receives commercially-based guarantee fees based on guaranteed debt outstanding.

        In addition to guaranteeing the debt noted above, the GRF may, in certain circumstances, be obligated to provide additional financial support by way of a loan to Saskferco, in an amount not to exceed the lesser of $30.0 million or 15 per cent of the amount of guaranteed debt outstanding. Any such loan that may be necessary is to be repayable by Saskferco to the GRF on a priority basis and will bear interest at a chartered bank’s prime rate plus 1 per cent per annum. Investment Saskatchewan does not currently expect that this additional financing will be required.

        Meadow Lake Pulp Limited Partnership (“MLPLP”).   MLPLP operates one of the world’s first zero-effluent chemi-thermomechanical pulp mills. CIC Pulp Ltd., a wholly owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and offshore. In April 2005, Investment Saskatchewan purchased $52.0 million in guaranteed debt from MLPLP’s debt issuers. As such, Investment Saskatchewan does not have any outstanding guarantees related to MLPLP’s long term debt. MLPLP has experienced negative earnings impacts due to lower pulp prices, a strong Canadian dollar, and high energy costs. As a result of the negative earnings, Investment Saskatchewan has written down its investment in MLPLP by $124.9 million and, in conjunction with its partner, is exploring options to address the financial situation of this investment.

        HARO Financial Corporation (“HARO”).   HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (“Crown Life”). Investment Saskatchewan owns 68 million non-voting, common shares of HARO at a cost of $68.0 million. At December 31, 2004, HARO held a 65.21 per cent ownership interest in Crown Life and Extendicare held 34.79 per cent. Investment Saskatchewan also had a loan to HARO totalling $139 million. The outstanding balance of this loan was $15.4 million as at December 31, 2004. Investment Saskatchewan expects to recover at least the balance of its principal investment in HARO by the end of 2008.

Major Investment

        CIC has invested as a commercial partner in the corporation discussed below.

        NewGrade Energy Inc. (“NewGrade”).   NewGrade operates a heavy oil upgrading plant in Regina. NewGrade’s outstanding voting shares are owned 50 per cent by the Government of Saskatchewan through CIC and 50 per cent by Consumers’ Co-operative Refineries Limited (“CCRL”), a wholly owned subsidiary of Federated Co-operatives Limited of Saskatoon. The plant is currently operating substantially above design capacity with the ability to produce an output of approximately 3.23 million cubic metres of upgraded crude oil in any year in which the complex undergoes a one-month maintenance shutdown.

        NewGrade recorded a net profit for its fiscal year ending October 31, 2004, which contributed $40.2 million to CIC’s consolidated earnings for the year ended December 31, 2004 (2003 — $32.3 million). NewGrade’s earnings increased primarily due to improved reconstituted crude pricing as well as increased volumes.

        In 2004, NewGrade made a cash distribution to the two shareholders. This cash distribution consisted of a dividend to each shareholder of $60.4 million.

        NewGrade’s total government-guaranteed debt at March 31, 2005 was $51.4 million. These amounts were guaranteed 56.7 per cent directly by the Government of Saskatchewan and 43.3 per cent by the Government of Canada but indemnified by CIC.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31
	2000	2001	2002	2003	2004
			(Thousands)	Restated Note 3
Assets
Current	$1,117,005	$1,464,069	$1,317,689	$1,134,346	$1,561,717
Long term investments	1,060,324	1,102,408	942,046	995,718	758,947
Property, plant and equipment	5,091,674	5,296,224	5,338,342	5,385,609	5,424,622
Other assets	230,542	297,545	400,067	358,809	394,379
Total Assets	$7,499,545	$8,160,246	$7,998,144	$7,874,482	$8,139,665
Liabilities and Province's Equity
Current	$964,310	$1,258,557	$1,489,917	$1,340,789	$1,455,949
Long term debt	2,930,992	3,304,950	3,078,758	2,981,839	3,017,374
Deferred revenue and other liabilities	518,680	574,404	346,668	329,989	401,263
Province of Saskatchewan's Equity	3,085,563	3,022,335	3,082,801	3,221,865	3,265,079
Total Liabilities and Province's Equity	$7,499,545	$8,160,246	$7,998,144	$7,874,482	$8,139,665

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	For the Period Ended December 31
	2000	2001	2002	2003	2004
			(Thousands)	Restated Note 3
Revenue
Sales of products and services	$3,125,322	$3,324,329	$3,435,593	$3,857,164	$3,974,950
Investment	65,115	53,277	52,822	39,069	103,523
Other	39,236	37,819	41,365	13,051	4,117
Total Revenue	$3,229,673	$3,415,425	$3,529,780	$3,909,284	$4,082,590
Expenses
Operating costs other than
those listed below	$2,190,925	$2,386,676	$2,527,237	$2,903,360	$2,950,021
Interest	314,376	316,622	270,682	122,353	252,919
Amortization of property, plant and equipment	390,747	400,790	397,203	424,517	409,988
Saskatchewan taxes and resource payments	80,834	103,520	105,102	98,373	87,342
Total Expenses	$2,976,882	$3,207,608	$3,300,224	$3,548,603	$3,700,270
Earnings before the following	252,791	207,817	229,556	360,681	382,320
Future income tax (expense) recovery	0	0	(6,474)	469	(26,236)
Public policy expenditure	0	0	0	0	(52,046)
Non-recurring items	19,143	(75,664)	70,987	(15,797)	8,023
Net Earnings	$271,934	$132,153	$294,069	$345,353	$312,061

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Effective January 1, 2003, CIC adopted the new Canadian Institute of Chartered Accountants handbook section 3110 “Asset Retirement Obligations.” This section requires the recognition of the fair value (net present value) of the total estimated future decommissioning costs when the assets are put into service.

3.	During the year, CIC adjusted amounts previously reported for accounts receivable and property, plant and equipment. The corrections were accounted for retroactively with restatement of all prior periods reported. The effect of the corrections to the financial statements as at December 31, 2003 is as follows (dollars in thousands):

Operating revenues	$(766)
Depreciation and amortization	1,263
Retained earnings	(1,933)
Accounts receivable	(1,909)
Property, plant and equipment	(2,053)
Items not affecting cash from operations	1,263
Non-cash working capital balance	(766)

4.	Certain of the 2003 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 2000 through 2002 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.